FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Interim Results 2020 dated 31 July 2020
Exhibit No. 2	Publication of Supplementary Reg Doc & Prospectus dated 31 July 2020

Exhibit No. 1

             NatWest Markets Group
             Interim Results 2020

natwest.com/markets

NatWest Markets Group (NWM Group)
Results for the half year ended 30 June 2020

Responding to exceptional circumstances
In the uncertain and rapidly changing environment brought about by the Covid-19 pandemic, NWM Group's priority has been to continue serving customers while protecting and supporting colleagues. NWM Group has been adapting business continuity plans and followed guidance from respective public health authorities, with processes having been adjusted in some areas to remain fully operational which included a rapid transition to the majority of employees working remotely.

NWM Group has continued to actively engage with customers on their financing and risk management needs and supported them on a number of significant transactions. NWM Group is working across the ring-fence with Commercial Banking to facilitate existing, as well as new, customers' access to the Bank of England's Covid-19 Corporate Financing Facility (CCFF).

Careful risk management has been essential during the crisis and balance sheet, capital and liquidity metrics remained strong at 30 June 2020. During the height of the crisis, extensive planning and business continuity calls were held daily to oversee NWM Group's incident management response. Scenario planning for a worsening situation was completed across NWM Group's critical services to supplement the existing business continuity plan. However, the effects of the Covid-19 pandemic have had, and are likely to continue to have, a material adverse impact on the NWM Group's business and may affect its financial performance and ability to meet its targets going forward.

Progress on strategic change
NWM Group continues to progress its strategy to refocus towards NatWest Group's corporate and institutional customers and reduce RWAs. During H1 2020, further refinements have been made to simplify the customer product suite, including exiting the Custom Index Trading business and reduction of the third party market making offering in flow ABS, RMBS and CLO. Additionally, NWM Group selected BNP Paribas as a strategic partner for the provision of execution and clearing of listed derivatives, following the decision to no longer offer these services for certain exchange traded derivatives, as announced in Q1 2020.

NWM Group continues to identify efficiency improvements. During Q2 2020 changes were made to the regional operating models in the US and APAC, and actions were taken to drive closer alignment to NatWest Group, such as leveraging Group Technology infrastructure.

NWM Group has also actively identified and progressed RWAs reduction with a number of exits completed during H1 2020. NatWest Markets Plc (NWM Plc) continues to target a reduction in RWAs of £14-18 billion over the medium term. It is now intending to achieve the majority of the medium term reduction by the end of 2021.

Financial review
NWM Group reported a loss of £129 million for H1 2020 compared with a profit of £205 million in H1 2019. Income was up £303 million to £809 million, due to strong levels of customer activity which more than offset the impact of traded credit write-downs following the Covid-19 outbreak. However, operating expenses increased £403 million to £814 million in H1 2020, reflecting higher litigation and conduct costs, strategic costs and the non-recurrence of certain one-off cost recoveries in H1 2019.

Income, costs and legacy issues
●
Income excluding asset disposals/strategic risk reduction and own credit adjustments was £819 million in H1 2020 compared with £553 million in H1 2019, following increased customer activity as the market reacted to the Covid-19 pandemic, partially offset by traded credit write-downs. Own credit adjustments of £53 million in H1 2020 (H1 2019 - £(47) million) reflect the widening of credit spreads. Asset disposals/strategic risk reduction of £63 million in H1 2020 was largely driven by a single significant transaction undertaken to mitigate the capital and RWA usage of NWM Group that will take full effect in Q3 2020. Total income was £809 million, compared with £506 million in H1 2019.

●
Operating expenses of £814 million in H1 2020 were £403 million higher than H1 2019, due to increased strategic costs and litigation and conduct costs. Other operating expenses were up £207 million to £589 million in H1 2020, primarily reflecting the absorption of NatWest Markets N.V. costs in H1 2020 and the non-repeat of certain one-off cost recoveries in H1 2019.

●	Litigation and conduct costs of £113 million in H1 2020 (H1 2019 - £16 million credit) relate primarily to historical trading activities of a joint venture subsidiary.

Financial review Balance sheet, capital and RWAs
●
NWM Group's total assets and liabilities increased by £41.0 billion and £41.0 billion to £307.1 billion and £297.2 billion respectively at 30 June 2020, compared with 31 December 2019. The increases primarily reflect higher derivative cash collateral, as well as increased derivative fair values following a downward shift in interest rate yields and weaker sterling.

●
Total NWM Plc RWAs were £32.8 billion at 30 June 2020, compared with £35.2 billion at 31 December 2019. The decrease reflected lower levels of credit and market risk which, despite market turbulence, have trended downwards as the business seeks to reduce RWAs, as well as the annual re-calculation of standardised operational risk RWAs. The calculation of market risk RWAs also benefitted from the PRA's temporary approach to VaR back-testing exceptions. The reduction in credit risk RWAs included £0.3 billion of insurance-related asset transfers to NatWest Bank Plc.

●	NWM Plc's Common Equity Tier 1 (CET1) ratio increased to 18.9%, from 17.3% at 31 December 2019, principally reflecting reserve movements in the period and lower RWAs.
●	The total regulatory capital and CRR-compliant MREL for NWM Plc at 30 June 2020 was £14.1 billion, or 43.0% of RWAs.

NWM Group business review
The table below sets out the performance key metrics and ratios.
	30 June	31 March	31 December
Performance key metrics and ratios (1)	2020	2020	2019
Liquidity coverage ratio (LCR) (%) (2)	258	287	254
Liquidity portfolio (£bn) (2)	21.6	16.6	16.1
Total wholesale funding (£bn) (3)	23.5	22.0	21.9
Total funding including repo (£bn)	91.2	96.8	85.0

Common Equity Tier (CET1) ratio (%)	18.9	15.7	17.3
CRR leverage ratio (%)	5.3	4.3	5.1
Risk-weighted assets (RWAs) (£bn)	32.8	35.3	35.2
Total Capital ratio (%)	26.5	22.8	24.2
Total CRR-compliant MREL (£bn)	14.1	13.3	13.5
Total MREL ratio (%)	43.0	37.8	38.4

Notes:
(1)	Capital, leverage and RWAs are based on the PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	This metric has been presented for NWM Plc as it is monitored and reported for regulatory purposes.
(3)	Excluding derivative cash collateral, customer deposits, repo and intra-NatWest Group balances.

The impact of Covid-19
Serving customers and business resilience
●
NWM Group has continued to focus on customers during the crisis, supporting financing programmes and providing thematic advice. NWM Group supported governments to access financing for Covid-19 schemes, including acting as Duration Manager and joint Lead Manager for the UK Debt Management Office's 40 year Gilt issuance, and corporates to access capital markets as volatility decreased, including through Covid-19 response bonds.

●
NWM Group continues to work closely with NatWest Group's Commercial Banking business to support customers' access to the CCFF. As at H1 2020, NWM Group had arranged gross CCFF issuance of £7.4 billion and facilitated customer access to combined issuance limits of £19.3 billion. NWM Group has worked with 121 customers to explore the facility, utilising strong specialist expertise across the bank to support customers through this ongoing period of uncertainty.

●
NWM Group was acknowledged for supporting customers during the crisis and UK Rates Investors ranked NWM Group amongst their top 3 providers for standing by them during the crisis, as surveyed by Greenwich Associates.

●
Robust business continuity plans ensured that NWM Group was able to continue to support customers and protect employees, with the vast majority of the workforce working remotely as the crisis developed in Q1 and throughout Q2 2020. In line with guidance from public health authorities in the various regions in which NWM Group operates, a small proportion of employees have returned to the workplace, primarily those in regulated roles and key oversight functions.

Capital, funding and liquidity
●
NWM Plc RWAs decreased to £32.8 billion (31 December 2019 - £35.2 billion), reflecting lower levels of credit and market risk which, despite market turbulence brought on by Covid-19, have trended downwards as the business seeks to reduce RWAs.

●
NWM Group remains well-capitalised, with a NWM Plc CET1 ratio of 18.9%, within guidance of above 15%. Liquidity position was also strong, with NWM Plc's liquidity portfolio of £21.6 billion and LCR of 258%, reflecting improved conditions during Q2 2020, particularly in shorter tenors.

●	Capital, funding and liquidity remained closely monitored, with increased tracking and scenario analysis to ensure balance sheet strength.
●
Continued to access capital markets despite Covid-19 with two benchmark transactions during H1 2020, in the form of a €1.0 billion five year fixed rate EMTN and $1.0 billion 3 year fixed rate US Rule 144A programme issuance.

Financial review
The impact of Covid-19 continued
Fair value
●
Valuation reserves, comprised of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves decreased to £912 million at 30 June 2020 (31 December 2019 - £953 million) with an increase in CVA reserves more than offset by reductions in other reserves.

●
CVA reserves increased to £442 million at 30 June 2020 (31 December 2019 - £384 million) due to credit spreads widening and increases in positive exposures, driven by interest rate and FX market moves, partially offset by trade novation activity.

●
FVA reserves reduced to £162 million at 30 June 2020 (31 December 2019 - £193 million) as the impact of funding spreads widening and the increases in positive exposures were more than offset by increases in negative exposures, credit spreads widening, trade novation activity and a reduction in the types of initial margin posting requirements assessed as part of FVA. The reduction in product and deal specific reserves to £180 million at 30 June 2020 (31 December 2019 - £238 million) was due to certain negative exposures increasing (driven by interest rate and FX market moves), credit spreads widening and trade novation activity.

●	Refer to further information on page 38.

Risk
●	Risk management initiatives have continued to focus on the safety and soundness of the business in response to Covid-19.
●
A Covid-19 risk register was established during H1 2020 to track all key risks and risk acceptance decisions, together with regular analysis of the impact of Covid-19 on NWM Group's risk profile. With operations having moved beyond the immediate management of the crisis towards the end of H1 2020, the remaining Covid-19 related risks are being integrated into standard management and governance processes.

●
During the height of the crisis, extensive planning and business continuity calls were held daily to manage and oversee NWM Group's incident management response. Scenario planning for a worsening situation has been continually refreshed across NWM Group's critical services to supplement the existing business continuity plan.

●	Working practices and processes have been adjusted in some areas in light of new working from home arrangements.
●
Whilst Covid-19 has impacted NWM Group's business, overall it has demonstrated that NWM Group has a strong ability to respond to a major disruption event. Nevertheless the future risk profile remains heightened as NWM Group prolongs the period that staff continue to work from home and as the business faces the economic impacts of the crisis.

●
Internal traded VaR for NWM Group was £25.7 million at peak and £16.7 million average during H1 2020, reflecting Covid-19 related market volatility. Stressed VaR was £196.2 million at peak and £113.0 million on an average basis.

●	Refer to pages 48-49 for Summary Risk Factors.

Impairments
●
The unprecedented nature of the Covid-19 crisis has prompted a change of approach to formulating multiple economic scenarios (MES). The incorporation of these stresses has resulted in a probability of default (PD) deterioration across models and sectors, leading to an increase in IFRS 9 Stage 2 exposures and associated expected credit loss (ECL) provisioning.

●
The overall impairment charge during H1 2020 was £45 million. The net impairment charge of £50 million in Q2 2020 was driven by the new base case economic scenarios (£28 million) with a number of deals moving into Stage 2 and increased ECL on existing Stage 2 lending, as well as a downgrade of an individual significant exposure. This was partially offset by the release of the management overlay taken in Q1 2020, following the implementation of the new scenarios.

Outlook (1)
We retain the medium term target capital metrics, including RWA reduction, as set out in NWM Group's 2019 Annual Report and Accounts. NWM Group is now intending to achieve the majority of the expected medium term RWA reduction in NWM Plc by the end of 2021, while managing the associated income disposal losses to around £0.6 billion over the two years.

Note:
(1)
The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the "Risk Factors" section on pages 143 to 156 of NWM Group's 2019 Annual Report and Accounts, the Covid-19 Risk factors on pages 13 and 14 of the NWM Group Interim Management Statement for Q1 2020, as well as the Summary Risk Factors set out on pages 48 and 49 of this announcement for H1 2020. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
The segmental analysis of key income statement lines for the half year ended 30 June 2020 is set out below.
	Half year ended 30 June 2020			Half year ended 30 June 2019
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(39)	-	(39)	(116)	9	(107)
Non-interest income	848	-	848	573	40	613
Total income	809	-	809	457	49	506
Strategic costs	(105)	(7)	(112)	(45)	-	(45)
Litigation and conduct costs	(2)	(111)	(113)	4	12	16
Other operating expenses	(610)	21	(589)	(548)	166	(382)
Operating expenses	(717)	(97)	(814)	(589)	178	(411)
Operating profit/(loss) before impairments	92	(97)	(5)	(132)	227	95
Impairment (losses)/releases	(40)	(5)	(45)	34	2	36
Operating profit/(loss) before tax	52	(102)	(50)	(98)	229	131
Tax (charge)/ credit			(79)			74
(Loss)/profit for the period			(129)			205

Income
Rates (1,2)	451	-	451	326	-	326
Currencies (2)	336	-	336	225	-	225
Financing (1,2)	171	-	171	197	-	197
Revenue share paid to other NatWest Group segments	(95)	-	(95)	(101)	-	(101)
Other (3)	(44)	-	(44)	(143)	49	(94)
Income excluding Asset disposals and OCA	819	-	819	504	49	553
Asset disposals/Strategic risk reduction (4)	(63)	-	(63)	-	-	-
Own credit adjustments (OCA) (5)	53	-	53	(47)	-	(47)
Total income	809	-	809	457	49	506

Notes:
(1)	Income of £74 million relating to business previously within Rates has been reallocated to Financing in H1 2020. H1 2019 has not been restated. The equivalent amount was £60 million in H1 2019.
(2)
Income of £4 million, £(7) million and £10 million previously relating to Rates, Currencies and Financing respectively has been reallocated to Other in H1 2020. Comparatives have not been restated. The equivalent amounts were £3 million, £(4) million and £5 million respectively in H1 2019.

(3)	For NWM segment, Other includes business previously referred to as legacy, and certain additional wind-down activity not included within Asset disposals.
(4)
Asset disposals/Strategic risk reduction in 2020 relates to the costs of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Other in the table above. Refer to further information on page 52.

(5)
Refer to further information on page 52. OCA gains and losses can be material and vary substantially from period to period based on NWM Group's estimation of counterparty views of NWM Group's creditworthiness. Any such gain or loss is not taken into account in the definition of regulatory capital.

●
Operating loss before tax was £50 million compared with an operating profit of £131 million in H1 2019. Income excluding asset disposals and own credit adjustments of £819 million increased by £266 million from £553 million in H1 2019, reflecting increased levels of customer activity as the market reacted to the Covid-19 pandemic, partially offset by traded credit write-downs. Total income was up £303 million to £809 million (H1 2019 - £506 million). Operating expenses of £814 million in H1 2020 were higher relative to H1 2019, largely due to increased strategic costs and litigation and conduct costs, as well the non-recurrence of certain one-off cost recoveries from H1 2019.

●	Net interest income was a net expense of £39 million in H1 2020 compared with £107 million net expense in H1 2019.
●
Non-interest income of £848 million increased by £235 million compared with £613 million in H1 2019, driven by strong customer activity in response to the Covid-19 crisis as well as own credit adjustments of £53 million (H1 2019 - £(47) million) following the widening of credit spreads. This was partly offset by traded credit write-downs, as well as asset disposals.

●
Operating expenses were £814 million in H1 2020, an increase of £403 million relative to £411 million in H1 2019. Litigation and conduct costs of £113 million in H1 2020 (H1 2019 - £16 million credit) were primarily related to historical trading activities of a joint venture subsidiary. Strategic costs of £112 million in H1 2020 increased compared with £45 million in H1 2019. Other operating expenses increased to £589 million in H1 2020 from £382 million in H1 2019, a period that included certain one-off cost recoveries.

●	Impairment losses were £45 million in H1 2020, largely due to the impact of expected credit losses recognised following the Covid-19 pandemic.
●
NatWest Markets operating profit before tax was £52 million compared with a loss of £98 million in H1 2019. Income excluding asset disposals and own credit adjustments was £819 million in H1 2020 (H1 2019 - £504 million) driven by strong customer activity as the market reacted to Covid-19, in particular higher levels of primary issuance from governments and increased secondary market activity in both the Rates and Currencies businesses. This was partially offset by traded credit write downs.  Asset disposals of £63 million include £40 million from a single significant transaction. Own credit adjustments of £53 million in H1 2020 (H1 2019 - £(47) million) reflect the widening of credit spreads. Operating expenses of £717 million were higher compared with £589 million in H1 2019, largely driven by increased strategic costs and other operating expenses which included the absorption of NatWest Markets N.V. costs in H1 2020.

●
Central items & other operating loss before tax was £102 million in H1 2020 compared with a £229 million operating profit in H1 2019. This was largely driven by litigation and conduct costs in H1 2020 as well as the non-repeat of certain one-off cost recoveries in the prior period.

Financial review
The segmental analysis of key income statement lines for the quarter ended 30 June 2020 is set out below.
	Q2 2020			Q1 2020			Q2 2019
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	4	-	4	(43)	-	(43)	(83)	12	(71)
Non-interest income	265	-	265	583	-	583	261	40	301
Total income	269	-	269	540	-	540	178	52	230
Strategic costs	(75)	(5)	(80)	(30)	(2)	(32)	(33)	-	(33)
Litigation and conduct costs	-	(9)	(9)	(2)	(102)	(104)	(2)	12	10
Other operating expenses	(285)	15	(270)	(325)	6	(319)	(265)	108	(157)
Operating expenses	(360)	1	(359)	(357)	(98)	(455)	(300)	120	(180)
Operating (loss)/profit before impairments	(91)	1	(90)	183	(98)	85	(122)	172	50
Impairment (losses)/releases	(45)	(5)	(50)	5	-	5	18	(2)	16
Operating (loss)/profit before tax	(136)	(4)	(140)	188	(98)	90	(104)	170	66
Tax credit/(charge)			3			(82)			21
(Loss)/profit for the period			(137)			8			87

Income
Rates (1,2)	175	-	175	276	-	276	100	-	100
Currencies (2)	142	-	142	194	-	194	120	-	120
Financing (1,2)	182	-	182	(11)	-	(11)	104	-	104
Revenue share paid to other NatWest Group segments	(48)		(48)	(47)	-	(47)	(51)	-	(51)
Other (3)	(17)	-	(17)	(27)	-	(27)	(91)	52	(39)
Income excluding Asset disposals and OCA	434	-	434	385	-	385	182	52	234
Asset disposals/Strategic risk reduction (4)	(63)	-	(63)	-	-	-	-	-	-
Own credit adjustments (OCA)	(102)	-	(102)	155	-	155	(4)	-	(4)
Total income	269	-	269	540	-	540	178	52	230
Notes:
(1)
Income of £40 million and £34 million relating to business previously within Rates has been reallocated to Financing in Q2 2020 and Q1 2020 respectively.  Q2 2019 has not been restated. The equivalent amount in Q2 2019 was £25 million.

(2)
Income of £4 million, £(7) million and £10 million previously relating to Rates, Currencies and Financing respectively has been reallocated to Other in Q2 2020. Comparatives have not been restated. The equivalent amounts were £(9) million, £(4) million and £(16) million respectively in Q1 2020 and nil, £(2) million and £2 million respectively in Q2 2019.

(3)	For NWM segment, Other includes business previously referred to as legacy, and certain additional wind-down activity not included within Asset disposals.
(4)
Asset disposals/Strategic risk reduction in 2020 relate to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Other in the table above. Refer to further information on page 52.

●
Operating loss before tax was £140 million in Q2 2020 compared with an operating profit of £90 million and £66 million in Q1 2020 and Q2 2019 respectively.  Income excluding asset disposals and OCA was £434 million (Q1 2020 - £385 million; Q2 2019 - £234 million). Total income of £269 million was down compared to £540 million in Q1 2020, mainly as a result of asset disposals and own credit adjustments in Q2 2020, but increased relative to £230 million in Q2 2019. Operating expenses of £359 million in Q2 2020 were lower compared with £455 million Q1 2020 largely due to reduced litigation and conduct costs partially offset by higher strategic costs, but increased relative to £180 million in Q2 2019 which included certain one-off cost recoveries.

●	Net interest income was £4 million in Q2 2020 compared with a net expense of £43 million and £71 million in Q1 2020 and Q2 2019 respectively.
●
Non-interest income of £265 million reduced by £318 million compared with £583 million in Q1 2020 and by £36 million compared with £301 million in Q2 2019. Income from Financing increased as credit markets stabilised, supported by central bank actions, whilst Rates and Currencies decreased as the volatility seen towards the end of Q1 2020 eased. Further offsetting this were own credit adjustments of £(102) million, which reflected the tightening of credit spreads. Asset disposals of £63 million included £40 million from a single significant transaction.

●
Operating expenses were £359 million in Q2 2020, compared with £455 million in Q1 2020 and £180 million in Q2 2019.  Strategic costs increased to £80 million, compared with £32 million in Q1 2020 and £33 million in Q2 2019. Litigation and conduct costs of £9 million in Q2 2020 were down relative to £104 million in Q1 2020, which related to historical trading activities of a joint venture subsidiary. Other operating expenses reduced to £270 million in Q2 2020 from £319 million in Q1 2020, although were higher than £157 million in Q2 2019, a period that included certain one-off cost recoveries.

●	Impairment losses were £50 million in Q2 2020 (Q1 2020 - £5 million release; Q2 2019 - £16 million release), due to the impact of expected credit losses recognised following the Covid-19 pandemic.
●
NatWest Markets operating loss before tax was £136 million compared with a profit of £188 million in Q1 2020 and a loss of £104 million in Q2 2019.  Income excluding asset disposals and own credit adjustments was £434 million in Q2 2020 (Q1 2020 - £385 million; Q2 2019 - £182 million) reflecting increased income from Financing as credit markets stabilised, supported by central bank actions, whilst Rates and Currencies decreased as the volatility seen towards the end of Q1 2020 eased. This was partially offset by asset disposals of £63 million and own credit adjustments of £(102) million. Operating expenses of £360 million in Q2 2020 were broadly flat overall compared with £357 million in Q1 2020, but were higher than in Q2 2019 (£300 million) largely due to higher strategic costs.

●
Central items & other operating loss before tax was £4 million compared with £98 million in Q1 2020 and an operating profit of £170 million in Q2 2019. This was largely driven by litigation and conduct costs and certain one-off cost recoveries in Q1 2020 and Q2 2019 respectively.

Financial review
The segmental analysis of key balance sheet lines is set out below. Commentary refers to the table below as well as the consolidated balance sheet on page 26 for the period 30 June 2020 compared with 31 December 2019.

	30 June 2020			31 March 2020			31 December 2019
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	124.8	-	124.8	131.5	-	131.5	117.4	-	117.4
Derivative assets	182.3	-	182.3	207.5	-	207.5	148.7	-	148.7
Total assets	307.1	-	307.1	339.0	-	339.0	266.1	-	266.1

Liabilities excl. derivatives	120.5	-	120.5	127.3	-	127.3	112.1	-	112.1
Derivative liabilities	176.7	-	176.7	201.7	-	201.7	144.1	-	144.1
Total liabilities	297.2	-	297.2	329.0	-	329.0	256.2	-	256.2

●
Total assets and liabilities increased by £41.0 billion and £41.0 billion to £307.1 billion and £297.2 billion respectively at 30 June 2020, compared with £266.1 billion and £256.2 billion at 31 December 2019. Funded assets, which exclude derivatives, increased by £7.4 billion to £124.8 billion.

●
Cash and balances at central banks increased by £4.8 billion to £17.6 billion, compared with £12.7 billion at 31 December 2019, reflecting surplus liquidity following a reduction in trading asset inventory at 30 June 2020.

●
Trading assets were down by £4.6 billion to £72.0 billion at 30 June 2020 driven by a reduction in positions as levels of securities inventory and reverse repos were managed within limits, partially offset by an increase in derivative cash collateral posted. Trading liabilities increased marginally by £1.6 billion to £75.5 billion as reductions in short positions and repurchase agreements were more than offset by increases in derivative cash collateral received at 30 June 2020.

●
Derivative assets and derivative liabilities were up £33.6 billion to £182.3 billion and £32.6 billion to £176.7 billion respectively at 30 June 2020. The movements in mark-to-market were driven by a downward shift in interest rate yields, together with sterling having weakened against major currencies since year end 2019.

●
Settlement balance assets and liabilities were up £3.5 billion and £2.8 billion to £7.8 billion and £6.9 billion respectively, due to increased trading compared with the seasonally lower levels of customer activity leading up to 31 December 2019.

●
Loans to customers - amortised cost were up £3.0 billion to £11.4 billion, reflecting new corporate lending and draw downs on existing facilities, as well as increased margin balances with exchanges and clearing houses following market volatility during H1 2020.

●
Other financial assets, which include non-trading government debt securities of £6.4 billion, increased to £12.5 billion at 30 June 2020. Other financial liabilities increased to £19.0 billion (31 December 2019 - £18.4 billion) due to issuance activity in the period, partially offset by maturities.

●	Owners' equity increased slightly to £10.0 billion (31 December 2019 - £9.9 billion) reflecting reserve movements in the period.

Financial review
Balance sheet profile as at 30 June 2020
NWM Group balance sheet profile is summarised as follows:

Assets	£bn	£bn	Liabilities
Cash and balances at central banks	17.6
Trading assets	72.0	75.5	Trading liabilities
Securities	25.3	20.5	Short positions
Reverse repos (1)	18.9	23.8	Repos (2)
Derivative cash collateral given (3)	25.0	27.1	Derivative cash collateral received (4)
Other trading assets	2.8	4.2	Other trading liabilities
Loans - amortised cost	12.4	8.4	Deposits - amortised cost
Settlement balances	7.8	6.9	Settlement balances
Amounts due from holding company and fellow subsidiaries	1.8	9.0	Amounts due to holding company and fellow subsidiaries
Other financial assets	12.5	19.0	Other financial liabilities
Other assets	0.7	1.7	Other liabilities
Funded assets	124.8	120.5	Liabilities excluding derivatives
Derivatives assets	182.3	176.7	Derivative liabilities
Total assets	307.1	297.2	Total liabilities

		23.5	of which: wholesale funding (5)
		9.8	of which: short-term wholesale funding (5)

Net derivative assets	4.7	3.8	Net derivative liabilities

Notes:
(1)	Comprises bank reverse repos of £2.2 billion (2019 - £4.9 billion) and customer reverse repos of £16.7 billion (2019 - £19.2 billion).
(2)	Comprises bank repos of £2.2 billion (2019 - £6.6 billion) and customer repos of £21.6 billion (2019 - £21.3 billion).
(3)	Comprises derivative cash collateral given relating to banks of £8.9 billion (2019 - £7.6 billion) and customers of £16.1 billion (2019 - £12.9 billion).
(4)	Comprises derivative cash collateral received relating to banks of £15.2 billion (2019 - £11.9 billion) and customers of £11.9 billion (2019 - £9.6 billion).
(5)	Excludes derivative cash collateral received, repo, customer deposits and intra-NatWest Group balances.

Simplifying and de-risking
The table below presents a summary of NWM Group's balance sheet exposure as at 30 June 2020.
	30 June	31 December
	2020	2019
	£bn	£bn

RWAs	32.8	35.2
Total net credit exposures (banking book and counterparty credit)	48.0	43.4
of which: net non-investment grade credit exposures (based on external credit ratings)	3.5	2.5
of which: IFRS 9 Stage 3 exposures	0.2	0.2
and: IFRS 9 Stage 3 expected credit loss (ECL)	0.1	0.1

●
The increase in net credit exposures was primarily a result of higher cash at central banks within the highest asset quality banding, reflecting surplus liquidity following reductions in levels of trading asset inventory.

●	The increase in net non-investment grade exposures was largely due to ratings downgrades on existing positions during H1 2020.

Capital and risk management
Capital, liquidity and funding risk
Certain disclosures in this section are within the scope of EY's review report and are marked accordingly by a bracket in the right-hand margin.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below. Regulatory capital is monitored and reported at legal entity level for large subsidiaries of NatWest Group.

	30 June	31 March	31 December
	2020	2020	2019
Capital adequacy ratios	%	%	%
CET1	18.9	15.7	17.3
Tier 1	21.7	18.3	19.9
Total	26.5	22.8	24.2

Capital (1)	£m	£m	£m
CET1	6,203	5,550	6,097
Tier 1	7,110	6,462	7,003
Total	8,687	8,050	8,501

Risk-weighted assets
Credit risk	9,092	9,327	9,825
Counterparty credit risk	11,134	12,293	11,060
Market risk	10,153	11,311	11,229
Operational risk	2,382	2,382	3,039
Total RWAs	32,761	35,313	35,153

Leverage (2)
CRR leverage exposure (3) (£m)	133,897	151,247	136,505
Tier 1 capital (£m)	7,110	6,462	7,003
CRR leverage ratio (%)	5.3	4.3	5.1

Notes:
(1)   CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)   Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)   CRR leverage exposure at 30 June 2020 includes netting of regular way deals pending settlement in line with CRR amendments that came into effect in June 2020. Prior periods have not been restated.

Key points
●  NWM Plc's Common Equity Tier 1 (CET1) ratio increased to 18.9%, from 17.3% at 31 December 2019, primarily reflecting a £2.4 billion decrease in RWAs. NWM Plc CRR leverage ratio increased to 5.3% at 30 June 2020 (31 December 2019 - 5.1%), primarily driven by a decrease in the leverage exposure measure.
NWM Plc's Common Equity Tier 1 (CET1) ratio increased to 18.9%, from 17.3% at 31 December 2019, primarily reflecting a £2.4 billion decrease in RWAs. NWM Plc CRR leverage ratio increased to 5.3% at 30 June 2020 (31 December 2019 - 5.1%), primarily driven by a decrease in the leverage exposure measure.
●  RWAs were £32.8 billion at 30 June 2020, compared with £35.2 billion at 31 December 2019. The decrease reflected lower levels of credit and market risk which, despite market turbulence, have trended downwards as the business seeks to reduce RWAs, as well as the annual re-calculation of standardised operational risk RWAs. The calculation of market risk RWAs also benefitted from the PRA's temporary approach to VaR back-testing exceptions. The reduction in credit risk RWAs included £0.3 billion of insurance-related asset transfers to NatWest Bank Plc.

Capital and risk management
Capital, liquidity and funding risk continued
Capital resources
Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources based on the PRA transitional basis for NWM Plc are set out below.

	30 June	31 December
	2020	2019
Shareholders' equity (excluding non-controlling interests)	£m	£m
Shareholders' equity	9,564	9,631
Other equity instruments	(904)	(904)
	8,660	8,727

Regulatory adjustments and deductions
Own credit	(107)	(39)
Defined benefit pension fund adjustment	(179)	(171)
Cash flow hedging reserve	(246)	(137)
Prudential valuation adjustments	(332)	(373)
Expected losses less impairments	-	(10)
Instruments of financial sector entities where the institution has a significant investment	(1,597)	(1,900)
Adjustments under IFRS9 transition arrangements	4	-
	(2,457)	(2,630)

CET1 capital	6,203	6,097

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	904	904
Qualifying instruments and related share premium subject to phase out	242	226
	1,146	1,130

Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(239)	(224)

Tier 1 capital	7,110	7,003

Qualifying Tier 2 capital
Qualifying instruments and related share premium	2,012	1,967

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(435)	(469)

Tier 2 capital	1,577	1,498

Total regulatory capital	8,687	8,501

Capital and risk management
Capital, liquidity and funding risk continued
Leverage exposure
The table below shows the leverage exposure based on the CRR Delegated Act.
	30 June	31 December
	2020	2019
Leverage	£m	£m
Cash and balances at central banks	14,477	9,953
Trading assets	54,543	57,768
Derivatives	180,306	147,458
Net loans to customers	28,822	25,929
Other assets	8,258	6,945
Total assets	286,406	248,053
Derivatives
- netting	(191,383)	(155,147)
- potential future exposures	41,361	39,997
Securities financing transactions gross up	1,034	1,559
Undrawn commitments	5,989	5,986
Regulatory deductions and other adjustments	(7,722)	(2,815)
Exclusion of core UK-group exposures	(1,788)	(1,128)
Leverage exposure	133,897	136,505

Liquidity portfolio
The table below shows the liquidity portfolio by LCR product, with the incorporation of discounts (or haircuts) used within the internal stressed outflow coverage. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or stressed outflow coverage purposes.
	Liquidity value (1)
	30 June	31 December
	2020	2019
NatWest Markets Plc	£m	£m
Cash and balances at central banks	14,384	9,929
AAA to AA- rated governments	5,558	4,399
A+ and lower rated governments	1,040	1,277
Government guaranteed issuers, Public sector entities and Government sponsored entities	-	-
International Organisations and Multilateral development banks	102	244
LCR level 1 bonds	6,700	5,920
LCR level 1 Assets	21,084	15,849
LCR level 2 Assets	-	-
Non-LCR Eligible Assets	-	5
Primary liquidity	21,084	15,854
Secondary liquidity (2)	484	244
Total liquidity value	21,568	16,098

	GBP	USD	EUR	Other	Total
Total liquidity portfolio	£m	£m	£m	£m	£m
30 June 2020	11,534	4,585	4,408	1,041	21,568
31 December 2019	6,142	3,628	5,051	1,277	16,098

Notes:
(1)   Liquidity value was aligned to the internal stressed outflow coverage, which is stated after discounts (or haircuts) are applied to the instruments.
(2)   Comprises assets eligible for discounting at the Bank of England and other central banks.

Capital and risk management
Capital, liquidity and funding risk continued
Funding sources
The table below shows NWM Group's carrying values of the principal funding sources based on contractual maturity.

	30 June 2020			31 December 2019
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits (amortised cost)	1,899	967	2,866	1,302	787	2,089
of which: repos (amortised cost)	393	-	393	380	-	380
Customer deposits (amortised cost)	5,450	87	5,537	3,176	527	3,703

Trading liabilities (1)
Repos (2)	23,767	-	23,767	27,885	-	27,885
Derivative cash collateral received	27,095	-	27,095	21,506	-	21,506
Other bank and customer deposits	1,096	981	2,077	600	896	1,496
Debt securities in issue	829	1,255	2,084	659	1,103	1,762
	52,787	2,236	55,023	50,650	1,999	52,649
Other financial liabilities
Customer deposits (designated fair value)	168	182	350	-	-	-
Debt securities in issue
commercial paper and certificates of deposits	3,300	97	3,397	2,699	6	2,705
medium term notes (MTNs)	3,897	10,229	14,126	4,386	10,218	14,604
Subordinated liabilities	102	1,071	1,173	107	1,029	1,136
	7,467	11,579	19,046	7,192	11,253	18,445
Amounts due to holding company and fellow subsidiaries (3)
CRR-compliant internal MREL	-	5,566	5,566	-	5,120	5,120
Other bank and customer deposits	1,025	36	1,061	951	38	989
Subordinated liabilities	-	2,182	2,182	-	2,020	2,020
	1,025	7,784	8,809	951	7,178	8,129

Total funding	68,628	22,653	91,281	63,271	21,744	85,015

Of which: available in resolution (4)	-	8,819	8,819	107	8,169	8,276

Notes:
(1)   Funding sources excludes short positions of £20,458 million (2019 - £21,187 million) reflected as trading liabilities on the balance sheet.
(2)   Comprises of central and other bank repos of £2,147 million (2019 - £6,636 million), other financial institution repos of £19,364 million (2019 - £18,998 million) and other corporate repos of £2,256 million (2019 - £2,251 million).
(3)   Amount due to holding company and fellow subsidiaries relating to non-financial instruments of £148 million (2019 - £171 million) have been excluded from the table.
(4)   Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published in June 2018.

Key points
●  During H1 2020, NWM Group continued to access capital markets despite Covid-19, with significant transactions including €1.0 billion five-year fixed rate EMTN and $1.0 billion three-year fixed rate US Rule 144A programme issuances.
●  Of the £3-5 billion senior unsecured target for 2020, £2.5 billion of funding has been raised in the form of benchmark transactions and private placements in H1 2020.
●  Depending on market conditions in H2 2020, NWM Group will look to further diversify the investor base and build out new markets and issuance programmes.
●  NWM Group also maintains a portfolio of bi-lateral borrowing in other formats, including notes or loans secured primarily by banking book collateral.

Capital and risk management
Capital, liquidity and funding risk continued
Senior notes and subordinated liabilities - residual maturity profile by instrument type
The table below shows NWM Group's debt securities in issue, subordinated liabilities and internal resolution instruments by residual maturity.

	Trading liabilities		Other financial liabilities				Amounts due to holding
	Debt		Debt securities in issue				company and fellow
	securities		Commercial				subsidiaries
	in issue		paper		Subordinated		CRR-compliant	Subordinated	Total notes
	MTNs	Total	and CDs	MTNs	liabilities	Total	internal MREL	liabilities	in issue
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	829	829	3,300	3,897	102	7,299	-	-	8,128
1-3 years	316	316	94	5,935	540	6,569	3,219	339	10,443
3-5 years	234	234	3	3,483	-	3,486	2,347	886	6,953
More than 5 years	705	705	-	811	531	1,342	-	957	3,004
Total	2,084	2,084	3,397	14,126	1,173	18,696	5,566	2,182	28,528

31 December 2019
Less than 1 year	659	659	2,699	4,386	107	7,192	-	-	7,851
1-3 years	321	321	3	6,885	273	7,161	2,129	-	9,611
3-5 years	217	217	3	2,545	252	2,800	2,991	1,143	7,151
More than 5 years	565	565	-	788	504	1,292	-	877	2,734
Total	1,762	1,762	2,705	14,604	1,136	18,445	5,120	2,020	27,347
The table below shows the currency breakdown of total notes in issue.

					GBP	USD	EUR	Other	Total
30 June 2020					£m	£m	£m	£m	£m
Commercial paper and CDs					319	560	2,475	43	3,397
MTNs					304	4,139	9,519	2,248	16,210
External subordinated liabilities					98	341	734	-	1,173
CRR-compliant internal MREL due to NatWest Group plc					-	3,625	1,941	-	5,566
Subordinated liabilities due to NatWest Group plc					-	1,297	885	-	2,182
Total					721	9,962	15,554	2,291	28,528

31 December 2019					1,944	7,536	15,624	2,243	27,347

Market risk
Traded internal VaR The table below shows one-day 99% internal VaR for the trading portfolios of NWM Group, split by exposure type.
	Half year ended 30 June 2020				31 December 2019
				Period	Period
	Average	Maximum	Minimum	end	end
Traded internal VaR (1-day 99%)	£m	£m	£m	£m	£m
Interest rate	10.1	20.2	6.1	6.1	10.6
Credit spread	16.3	27.2	8.7	17.7	10.6
Currency	4.2	8.4	2.1	3.9	3.2
Equity	0.8	2.0	0.3	0.3	0.9
Commodity	0.1	0.3	-	0.1	0.1
Diversification (2)	(14.8)			(9.6)	(11.3)
Total	16.7	25.7	10.1	18.5	14.1

Notes:
(1)   Traded internal VaR for NWM Group is presented on a consolidated basis following the acquisition of NWM N.V. on 29 November 2019.
(2)   NWM Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total.

Key points
●  Traded VaR in H1 2020 reflected Covid-19-related market volatility entering the time series used in the VaR model.
●  Despite this volatility, traded VaR remained within appetite throughout H1 2020.
●  The peaks in total, interest rate and credit spread VaR were due to client bond syndication activity, including the recent 2061 UK Gilt issuance in which NatWest Markets acted as duration manager on behalf of the UK Debt Management Office.

Capital and risk management
Credit risk - Trading activities
Securities financing transactions and collateral The table below shows securities financing transactions in NWM Group. Balance sheet captions include balances held at all classifications under IFRS 9.
	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2020	£m	£m	£m	£m	£m	£m
Gross	51,170	50,956	214	55,780	53,694	2,086
IFRS offset	(31,620)	(31,620)	-	(31,620)	(31,620)	-
Carrying value	19,550	19,336	214	24,160	22,074	2,086

Master netting arrangements	(321)	(321)	-	(321)	(321)	-
Securities collateral	(18,421)	(18,421)	-	(21,753)	(21,753)	-
Potential for offset not recognised under IFRS	(18,742)	(18,742)	-	(22,074)	(22,074)	-
Net	808	594	214	2,086	-	2,086

31 December 2019
Gross	52,829	52,021	808	56,985	54,510	2,475
IFRS offset	(28,720)	(28,720)	-	(28,720)	(28,720)	-
Carrying value	24,109	23,301	808	28,265	25,790	2,475

Master netting arrangements	(562)	(562)	-	(562)	(562)	-
Securities collateral	(22,378)	(22,378)	-	(25,228)	(25,228)	-
Potential for offset not recognised under IFRS	(22,940)	(22,940)	-	(25,790)	(25,790)	-
Net	1,169	361	808	2,475	-	2,475

Key point ● Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and government agency collateral.

Debt securities The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch.
	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2020	£m	£m	£m	£m	£m	£m
AAA	-	-	2,265	934	3	3,202
AA to AA+	-	4,570	3,377	678	52	8,677
A to AA-	4,515	-	1,608	345	85	6,553
BBB- to A-	-	-	4,773	625	1,064	6,462
Non-investment grade	-	-	58	149	90	297
Unrated	-	-	-	328	39	367
Total	4,515	4,570	12,081	3,059	1,333	25,558
Short positions	(4,210)	(1,801)	(12,883)	(1,442)	(122)	(20,458)

31 December 2019
AAA	-	-	2,197	1,188	5	3,390
AA to AA+	4,897	5,458	2,824	333	87	13,599
A to AA-	-	-	3,297	755	109	4,161
BBB- to A-	-	-	6,508	872	895	8,275
Non-investment grade	-	-	76	298	150	524
Unrated	-	-	-	420	48	468
Total	4,897	5,458	14,902	3,866	1,294	30,417
Short positions	(4,340)	(1,392)	(13,749)	(1,620)	(86)	(21,187)
Key point ● Fitch downgraded the UK's Long-Term Issuer Default Rating (IDRs) to AA-, from AA, in Q1 2020.

Capital and risk management
Credit risk - Trading activities continued
Derivatives The table below shows third-party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9.
	30 June 2020							31 December 2019
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						180,905	174,776		151,557	147,104
IFRS offset						-	-		(3,876)	(4,011)
Carrying value	3,665	4,988	5,892	1,949	16,494	180,905	174,776	14,734	147,681	143,093
Of which:
Interest rate (1)
Interest rate swaps						110,086	101,904		87,324	82,445
Options purchased						26,613	-		15,299	-
Options written						-	26,462		-	13,198
Futures and forwards						3	3		11	10
Total	3,301	3,387	5,274	905	12,867	136,702	128,369	10,972	102,634	95,653
Exchange rate
Spot, forwards and futures						25,098	25,175		30,336	30,714
Currency swaps						12,434	13,825		8,782	10,202
Options purchased						6,475	-		5,649	-
Options written						-	7,019		-	6,117
Total	362	1,594	609	1,044	3,609	44,007	46,019	3,742	44,767	47,033
Credit	2	5	9	-	16	177	370	17	280	359
Equity and commodity	-	2	-	-	2	19	18	3	-	48
Carrying value					16,494	180,905	174,776	14,734	147,681	143,093

Counterparty mark-to-market netting						(147,783)	(147,783)		(120,420)	(120,420)
Cash collateral						(22,719)	(20,262)		(18,682)	(17,187)
Securities collateral						(5,654)	(2,966)		(4,292)	(1,276)
Net exposure						4,749	3,765		4,287	4,210

Banks (2)						295	673		607	821
Other financial institutions (3)						1,535	1,324		1,033	2,773
Corporate (4)						2,717	1,656		2,394	592
Government (5)						202	112		253	24
Net exposure						4,749	3,765		4,287	4,210

UK						3,081	1,369		2,004	1,783
Europe						1,004	1,500		1,374	1,868
US						315	599		428	331
RoW						349	297		481	228
Net exposure						4,749	3,765		4,287	4,210

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,634			3,311
AQ5-AQ8						959			955
AQ9-AQ10						156			21
Net exposure						4,749			4,287

Notes:
(1)   The notional amount of interest rate derivatives includes £8,941 billion (31 December 2019 - £6,788 billion) in respect of contracts cleared through central clearing counterparties.
(2)   Transactions with certain counterparties with whom NWM Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3)   Transactions with securitisation vehicles and funds where collateral posting is contingent on NWM Group's external rating.
(4)   Mainly large corporates with whom NWM Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)   Sovereigns and supranational entities with one-way collateral agreements in their favour.

Key point
●  The increase in the AQ9-AQ10 band was due to a single counterparty downgrade.

Capital and risk management
Credit risk - Net credit exposures for banking and trading activities
Asset quality
The table below shows the current and potential exposure by high level asset class and asset quality. It represents total credit risk for assets held in the banking book in addition to counterparty credit risk for traded products.

	Cash &	Sovereign	Loans		Collateralised	Uncollateralised
	balances at	debt	& other	Other debt	rate risk	rate risk	Repo &	Off-balance
	central banks	securities	lending	securities	management	management	reverse repo	sheet items	Leasing	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AQ1-AQ4	17,566	7,188	9,073	2,109	3,974	2,396	1,072	763	57	44,198
AQ5-AQ8	-	-	2,149	95	598	825	5	93	-	3,765
AQ9	-	-	21	-	3	-	-	1	-	25
AQ10	-	-	40	1	-	8	-	8	5	62
Current exposure	17,566	7,188	11,283	2,205	4,575	3,229	1,077	865	62	48,050
Potential exposure	17,566	7,188	23,900	2,205	13,796	5,554	1,887	2,205	61	74,362

31 December 2019
AQ1-AQ4	12,729	6,854	9,217	2,142	4,150	2,517	1,454	1,060	32	40,155
AQ5-AQ8	-	-	1,628	30	625	735	116	47	1	3,182
AQ9	-	-	22	1	2	-	-	1	-	26
AQ10	-	-	44	1	-	6	-	4	4	59
Current exposure	12,729	6,854	10,911	2,174	4,777	3,258	1,570	1,112	37	43,422
Potential exposure	12,729	6,854	24,919	2,173	13,732	5,907	2,537	2,426	38	71,315

Key points
●  Measured against NWM Group's asset quality scale, 92% (31 December 2019 - 92%) of total current exposure was rated in the AQ1-AQ4 bands. When considered against external credit ratings, 93%, or £44.5 billion (31 December 2019 - 94%, £40.9 billion) of current exposure was equivalent to an investment grade rating (BBB- or better).
●  The increase was driven by cash and balances at central banks rather than increased customer exposure.

Capital and risk management
Credit risk - Banking activities
Economic loss drivers
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors (typically two to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most material economic loss drivers in NWM Group include national gross domestic product (GDP), unemployment rates, house price indices and central bank base rates.

Economic scenarios
The range of anticipated future economic conditions is described by a set of four internally developed scenarios and their respective probabilities. In a change from previous quarters, two scenarios are used instead of a single base case to describe the central outlook. This reflects increased uncertainty as a result of Covid-19 and the difficulty in identifying a consensus among economic forecasters. Those two central scenarios are complemented by an upside and a downside scenario.

The tables and commentary below provide details of the key economic loss drivers under the four scenarios. The average over the five-year horizon (2020 to 2024) for the two central scenarios and upside and downside scenarios used for expected credit loss (ECL) modelling, are set out below. It is compared with the five-year average (2020 to 2024) of the 2019 scenarios.

The scenarios are specified on a quarterly frequency. The extreme points refer to worst four-quarter rate of change for GDP and house price inflation and worst quarterly figures for unemployment.

Five-year average	30 June 2020				31 December 2019
	Upside	Central 1	Central 2	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
UK	%	%	%	%	%	%	%	%	%
GDP - change	1.4	1.5	0.6	(0.4)	2.4	2.2	1.6	1.3	0.9
Unemployment	5.1	5.5	7.4	9.9	3.6	3.9	4.4	4.7	5.2
House Price Inflation - change	2.0	1.4	0.5	(4.5)	4.1	3.3	1.6	0.8	(1.0)
Bank of England base rate	0.2	0.2	0.1	(0.2)	1.0	0.7	0.3	-	-
Commercial real estate price - change	(0.5)	(1.2)	(2.3)	(8.6)	2.7	1.7	(0.1)	(1.0)	(3.0)

World GDP - change	2.8	2.9	2.0	1.3	3.8	3.3	2.8	2.5	2.1

Probability weight	20.0	35.0	35.0	10.0	12.7	14.8	30.0	29.7	12.7

Capital and risk management
Credit risk - Banking activities continued
Economic loss drivers
Five-year average UK GDP - annual growth
			Upside	Central 1	Central 2	Downside
			%	%	%	%
2020			(8.9)	(14.3)	(14.1)	(16.9)
2021			10.1	15.4	11.2	5.3
2022			2.7	3.4	2.3	6.4
2023			1.6	1.6	2.0	1.7
2024			1.6	1.6	1.6	1.6

UK unemployment rate
			Upside	Central 1	Central 2	Downside
			%	%	%	%
Q4 2020			7.4	9.2	9.8	14.4
Q4 2021			4.8	5.0	7.8	10.9
Q4 2022			4.1	4.0	6.7	9.1
Q4 2023			4.1	4.0	6.0	7.6
Q4 2024			4.1	4.0	5.9	6.9

UK House Price Inflation - annual growth

			Upside	Central 1	Central 2	Downside
			%	%	%	%
2020			(0.1)	(8.9)	(9.3)	(11.5)
2021			0.6	3.6	(5.1)	(14.9)
2022			2.4	6.4	7.1	0.7
2023			3.5	3.2	6.4	1.5
2024			3.8	2.6	3.5	1.6

UK commercial real estate price - annual change

			Upside	Central 1	Central 2	Downside
			%	%	%	%
2020			(7.5)	(16.0)	(22.1)	(20.9)
2021			2.2	1.9	(0.7)	(20.3)
2022			1.3	6.3	7.3	(8.1)
2023			0.4	1.5	2.2	3.2
2024			1.0	0.6	1.6	3.2

Extreme points

	Worst points
	H1 2020				H2 2019
	Upside	Central 1	Central 2	Downside	Downside 1	Downside 2
UK	%	%	%	%	%	%
GDP (year-on-year)	(17.1)	(27.7)	(26.6)	(28.0)	(0.2)	(1.8)
Unemployment	7.6	9.5	12.0	15.1	4.9	5.5
House Price Inflation (year-on-year)	(0.7)	(13.7)	(14.9)	(20.4)	(3.5)	(8.4)
Commercial real estate price (year-on-year)	(10.2)	(21.2)	(27.2)	(31.0)	(8.2)	(12.6)

Capital and risk management
Credit risk - Banking activities continued
Economic loss drivers
Probability weightings of scenarios
The scale of the economic impact of Covid-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Previously GDP paths for NWM Group's scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario. This approach does not produce meaningful outcomes in the current circumstances because GDP is highly volatile and highly uncertain.

Instead, NWM Group has subjectively applied probability weights. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a far more robust recovery on the upside and exceptionally challenging outcome on the downside. A 20% weighting was applied to the upside scenario, a 35% weighting on each central scenario and a 10% weighting on the downside scenario. NWM Group judged a downside-biased weighting as placing too much weight on negative outcomes.

The Wholesale Lending methodology is based on the concept of credit cycle indices (CCI). The CCI represents all relevant economic loss drivers for a region/industry segment aggregated into a single index value describing the loss rate conditions in the respective segment relative to its long-run average. That means a CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

The four economic scenarios outlined above are translated into individual projections of CCIs for each region/industry segment which are then subsequently aggregated into a single central CCI projection by calculating a weighted average according to the given scenario probabilities. The CCI projection for each economic scenario, and by extension the weighted central CCI projection, are overlaid with an additional assumption that after one to two years into the forecast period credit cycle conditions gradually revert to long-run average conditions, i.e. CCI values mean revert to zero.

Finally, ECL is calculated using a Monte Carlo approach by averaging probability of default (PD) and loss given default (LGD) values arising from a large number of CCI paths simulated around the central CCI projection calculated as above.

The rationale for the Wholesale approach, is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NWM Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from the discrete macro-economic scenarios alone.

Covid-19 - estimating ECL in uncertain times
Almost all areas of the global economy, in terms of both individuals and businesses, have been adversely affected by the unprecedented economic and social disruption resulting from Covid-19. The impact of the virus has led to the creation of significant government and central bank mechanisms to support businesses and individuals. Uncertainty remained elevated during H1 2020 and the severity of the economic impact becomes increasingly observable in key economic data such as GDP and unemployment. This crisis has created an unprecedented challenge for IFRS 9 ECL modelling, given the severity of economic shock and associated uncertainty for the future economic path coupled with the scale of government and central bank intervention and Covid-19 relief mechanisms that have altered the relationships between economic drivers and default.

The NWM Group approach to dealing with this challenge is to leverage stress test modelling insights to inform IFRS 9 model refinements to enable modelled ECL estimates. Management review of modelling approaches and outcomes continues to inform any necessary adjustments to the ECL estimates through the form of in-model adjustments or overlays/underlays, based on expert judgement including the use of available information. Management considerations included the potential severity and duration of the economic shock, including the mitigating effects of government support actions, as well the potential trajectory of the subsequent recovery. NWM Group also considered differential impacts on portfolio and sector classes, including pronouncements from regulatory bodies regarding IFRS 9 application in the context of Covid-19, notably on significant increase in credit risk (SICR) identification.

The modelling interventions described above and the severity of the scenarios underpinning the ECL estimate have alleviated the need for a dedicated economic uncertainty overlay. Consequently, the existing overlay for economic uncertainty at 31 December 2019 of £4 million was absorbed through the H1 2020 modelled ECL estimate.

Capital and risk management
Credit risk - Banking activities continued
Economic loss drivers
Treatment of Covid-19 relief mechanisms
Use of Covid-19 relief mechanisms (for example, payment holidays, CBILS and BBLS) will not automatically merit identification of SICR and trigger a Stage 2 classification in isolation. For Wholesale customers, at H1 2020, lifetime PD deterioration remains the primary driver of SICR identification, amplified by the forward-looking economics. NWM Group continues to provide support, where appropriate, to existing customers. Those who are deemed either to require a) a prolonged timescale to return within NWM Group's risk appetite or b) not to be viable pre-crisis or c) not to be able to sustain their debt once the crisis is over will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance.

As some of the government support mechanisms conclude, NWM Group anticipates further credit deterioration in the portfolios. There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NWM Group operates, but also, among others:
●  The timing and nature of governmental exit plans from lockdown and any future repeated lockdown requirements.
●  The progress of the pandemic, with potential for changes in worker/consumer behaviour and sickness levels.
●  The efficacy of the various government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period.
●  Any further damage to certain supply chains, most notably in the case of any re-tightening of lockdown rules but also delays caused by social distancing measures and possible export/import controls.
●  The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NWM Group's clients' ability to service their borrowing, especially in those sectors most exposed to the impacts of Covid-19.
●  Higher unemployment if companies fail to restart jobs after periods of staff furlough.

This could potentially lead to further ECL increases. However, the income statement impact of this will be mitigated to some extent by the forward-looking provisions taken at H1 2020.

Model performance
To date, model performance monitoring has not identified any noticeable increases in default or loss rates in Wholesale Lending. This is not unexpected given the recent impact of Covid-19 and the implementation of government interventions aiming to delay and/or mitigate its impact on the economy. As a result, it is too early to meaningfully assess model performance against the actual impact.

Nonetheless, Covid-19 has already had a significant impact on the forward-looking economic information used by the IFRS 9 models in calculating ECL. While the central scenario used previously implied largely a continuation of current conditions, the central scenarios assumed now forecast a dramatic deterioration in conditions on a magnitude typically observed for severe stresses but with the deterioration and subsequent recovery compressed into a much shorter time frame than typical economic cycles. This extreme and unusual nature of the scenarios considered has highlighted several limitations in the components of the Wholesale methodology that translate projected economic loss drivers into aggregate default and loss rate conditions at portfolio level. To account for these limitations, a number of refinements and changes have been applied to the respective model components to ensure that the ECL outcome is reasonable, not only in aggregate, but at industry sector level and with regard to the timing in which deteriorating economics translate into default and loss outcomes. More specifically, the following key adjustments have been applied to the modelled forward-looking economic conditions for the portfolios:
●  Scenario profile - The previously unseen, extreme movements and quarterly variations in some economic loss drivers (most notably year-on-year change in UK GDP) are extrapolated by some Wholesale models into unrealistically high default rate outcomes. Where necessary, judgement was applied to adjust model outcomes to more appropriate levels based on peak default rates observed in previous crises and other existing stress scenario analysis, including the 2019 Bank of England annual cyclical scenario.
●  Government support - The temporal profile of projected default and loss conditions was further adjusted to account for the expected impact of government interventions where those are not already reflected in the scenario's economic loss drivers. These adjustments result in both a delay and a reduction in the peak level of default and loss rates that would have been expected under the projected economic loss drivers without government intervention. The specification of the parameters of the adjustments - while guided by the level and characteristics of loans extended under the various government guarantee schemes - involve a considerable level of expert judgement.

Capital and risk management
Credit risk - Banking activities continued
Economic loss drivers
●  Industry sector detail - The current suite of models for the Wholesale portfolios provides limited differentiation by industry sector. This approach is based on the data from the global financial crisis which exhibited a very high correlation across industry sectors. In contrast, the impact from Covid-19 is highly differentiated by industry sector and accordingly adjustments have been applied to implement an appropriate differentiation in the severity of projected default rate conditions for different sectors. The categorisation of industry sectors and scale of adjustments have been informed by a combination of expert judgement and external market data.

The in-model adjustments have been applied in order to weight the PD and LGD estimates within the core ECL calculation process and therefore consistently and systematically inform stage allocation and ECL quantification.

Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at the H1 2020 balance sheet date. As default is an observed event as at the balance sheet date, Stage 3 provisions are not subject to the same level of measurement uncertainty, and therefore have not been considered in this analysis.

The impact arising from the downside, upside and the central 1 scenarios was simulated. In the simulations, NWM Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and thus serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled overlays present in the underlying ECL estimates are also sensitised. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes, policy changes by lenders that might impact on the wider availability of credit.

NWM Group's core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs increase and result in exposures moving from Stage 1 to Stage 2, contributing to the ECL impact.

30 June 2020	Actual	Upside	Central 1	Downside
Stage 1 modelled exposure (£m)	37,664	39,710	38,361	35,992
Stage 1 modelled ECL (£m)	18	13	18	19
Stage 1 coverage (%)	0.05%	0.03%	0.05%	0.05%
Stage 2 modelled exposure (£m)	3,424	1,377	2,726	5,096
Stage 2 modelled ECL (£m)	53	30	41	101
Stage 2 coverage (%)	1.54%	2.16%	1.52%	1.98%
Stage 1 and Stage 2 modelled exposure (£m)	41,087	41,087	41,087	41,087
Stage 1 and Stage 2 modelled ECL (£m)	71	43	59	120
Stage 1 and Stage 2 coverage (%)	0.17%	0.10%	0.14%	0.29%

Notes:
(1)   Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is as at 30 June 2020 and therefore does not include variation in future undrawn exposure values.
(2)   Reflects ECL for all modelled exposure in scope for IFRS 9; in addition to loans this includes bonds and cash. The analysis excludes non-modelled portfolios.
(3)   All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact at the half year balance sheet date.
(4)   Refer to page 17 for details of economic scenarios.
(5)   2019 comparative details are not included as the sensitivity scenario analysis relates to the half year 2020 balance sheet position. Refer to the 2019 Annual Report and Accounts for the sensitivity analysis carried out at that time.

Capital and risk management
Credit risk - Banking activities continued
Portfolio summary The table below shows gross loans and related credit impairment measures, within the scope of the IFRS 9 ECL framework.
	30 June	31 December
	2020	2019
	£m	£m
Loans - amortised cost and fair value through other comprehensive income
Stage 1	10,190	9,260
Stage 2	2,381	180
Stage 3	178	169
Of which: individual	172	158
Of which: collective	6	11
Inter-Group (1)	682	738
Total	13,431	10,347
ECL provisions (2)
Stage 1	18	10
Stage 2	53	4
Stage 3	136	132
Of which: individual	131	123
Of which: collective	5	9
Inter-Group	2	-
Total	209	146
ECL provisions coverage (3,4)
Stage 1 (%)	0.18	0.11
Stage 2 (%)	2.23	2.22
Stage 3 (%)	76.4	78.11
Total	1.56	1.52

	30 June	30 June
	2020	2019
	£m	£m
Impairment losses
ECL charge (5)
Stage 1	14	(2)
Stage 2	43	(1)
Stage 3	(13)	(32)
Of which: individual	(4)	(29)
Of which: collective	(9)	(3)
Third party	44	(35)
Inter-Group	2	(1)
ECL loss rate - annualised (basis points) (4)	69.03	(72.45)
Amounts written off	4	11

Notes:
(1)    NWM Group's intercompany assets were classified in Stage 1. The ECL attached to these loans was £2.1 million (31 December 2019 - £0.3 million).
(2)    Includes £2 million (31 December 2019 - £1 million) related to assets classified as FVOCI.
(3)    ECL provisions coverage is calculated as ECL provisions divided by loans.
(4)    ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively.
(5)    Includes a £1 million charge (30 June 2019 - nil) related to other financial assets, of which nil (30 June 2019 - £1 million release) related to assets classified as FVOCI and a £1 million release (30 June 2019 - nil) related to contingent liabilities.
(6)    The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 34 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £17.6 billion and debt securities of £11.3 billion (31 December 2019 - £12.7 billion and £11.1 billion respectively).

Key points
●	The ECL requirement increased, primarily in Stage 1 and Stage 2 exposures, in anticipation of credit deterioration reflecting the severity of the economic impact arising from Covid-19.
●	Stage 3 ECL provisions increased as a result of balance sheet movements, largely driven by increased interest in suspense and adverse foreign exchange movements.
●	The release in Stage 3 impairment losses was primarily due to recoveries against debt previously written-off on legacy assets.
●	Reflecting the deteriorated economic environment, the annualised loss rate was significantly above that observed in 2019.

Capital and risk management
Credit risk - Banking activities continued
Sector analysis The table below shows ECL by stage, for key sectors in the Wholesale portfolio impacted by Covid-19.
	30 June 2020
	Loans - amortised cost & FVOCI (1)				Off-balance sheet		ECL provisions
	Stage 1	Stage 2	Stage 3	Total	Loan	Contingent	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	commitments	liabilities	£m	£m	£m	£m
Wholesale	10,190	2,381	178	12,749	14,504	870	18	53	136	207
Property	125	47	19	191	748	37	2	1	12	15
Financial institutions	7,760	938	1	8,699	6,634	682	12	31	-	43
Sovereign	75	-	3	78	40	-	1	-	-	1
Corporate	2,230	1,396	155	3,781	7,082	151	3	21	124	148
Of which:
Airlines and aerospace	-	141	5	146	273	48	-	3	10	13
Automotive	348	518	-	866	317	1	1	4	-	5
Education	-	-	-	-	-	-	-	-	-	-
Health	22	-	2	24	3	-	-	-	1	1
Land transport and logistics	71	188	1	260	314	9	-	2	1	3
Leisure	-	88	-	88	436	-	-	2	-	2
Oil and gas	-	24	52	76	484	3	-	1	36	37
Retail	-	-	11	11	441	6	-	-	11	11
Shipping	-	-	-	-	114	7	-	-	-	-
Textiles	-	-	-	-	-	-	-	-	-	-
Total	10,190	2,381	178	12,749	14,504	870	18	53	136	207

	31 December 2019
	Loans - amortised cost (1)				Off-balance sheet		ECL provisions
	Stage 1	Stage 2	Stage 3	Total	Loan	Contingent	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	commitments	liabilities	£m	£m	£m	£m
Wholesale	9,260	180	169	9,609	16,093	1,127	10	4	132	146
Property	227	-	21	248	577	36	-	-	12	12
Financial institutions	7,791	23	2	7,816	8,034	940	7	1	2	10
Sovereign	60	-	2	62	38	-	2	-	-	2
Corporate	1,182	157	144	1,483	7,444	151	1	3	118	122
Of which:
Airlines and aerospace	-	-	5	5	388	48	-	-	9	9
Automotive	49	44	-	93	919	1	-	-	-	-
Education	-	-	-	-	-	-	-	-	-	-
Health	22	-	-	22	26	-	-	-	-	-
Land transport and logistics	63	1	1	65	337	9	-	-	-	-
Leisure	-	48	-	48	464	-	-	-	-	-
Oil and gas	68	7	38	113	492	3	1	-	33	34
Retail	-	-	11	11	364	7	-	-	11	11
Shipping	-	-	-	-	12	4	-	-	-	-
Textiles	-	-	-	-	-	-	-	-	-	-
Total	9,260	180	169	9,609	16,093	1,127	10	4	132	146

Note: (1) The table was prepared consistently with NWM Group 2019 Annual Report and Accounts, in which, loans represent gross loans to customers and banks.

Capital and risk management
Credit risk - Banking activities continued
Flow statement
The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:
●        Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●        Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
●      Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●      Other (Profit or loss (P&L) only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●      Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NWM Group	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	32,877	10	188	4	184	132	33,249	146
Currency translation and other adjustments	1,346	-	35	-	12	12	1,393	12
Inter-Group transfers	(771)	-	-	-	-	-	(771)	-
Transfers from Stage 1 to Stage 2	(2,133)	(6)	2,133	6	-	-	-	-
Transfers from Stage 2 to Stage 1	62	-	(62)	-	-	-	-	-
Transfers from Stage 3	-	-	-	-	-	-	-	-
Net re-measurement of ECL on stage transfer		-		39		-		39
Changes in risk parameters (model inputs)		9		5		(9)		5
Other changes in net exposure	6,866	5	503	(1)	(10)	5	7,359	9
Other (P&L only items)		-		-		(9)		(9)
Income statement charges/(releases)		14		43		(13)		44
Amounts written-off	-	-	-	-	(4)	(4)	(4)	(4)
Unwinding of discount		-		-		-		-
At 30 June 2020	38,247	18	2,797	53	182	136	41,226	207
Net carrying amount	38,229		2,744		46		41,019
At 1 January 2019	32,499	6	670	11	671	91	33,840	108
2019 movements	(1,524)	-	(287)	(3)	17	(15)	(1,794)	(18)
At 30 June 2019	30,975	6	383	8	688	76	32,046	90
Net carrying amount	30,969		375		612		31,956

Key points
●  The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 - estimating ECL in uncertain times section, causing both PDs and LGDs to increase.
●  The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12-month ECL to a lifetime ECL.

Financial statements
Condensed consolidated income statement for the half year ended 30 June 2020 (unaudited)
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Interest receivable	276	278
Interest payable	(315)	(385)

Net interest income	(39)	(107)

Fees and commissions receivable	277	181
Fees and commissions payable	(202)	(185)
Income from trading activities	776	543
Other operating income	(3)	74

Non-interest income	848	613

Total income	809	506
Operating expenses	(814)	(411)

(Loss)/profit before impairment (losses)/releases	(5)	95
Impairment (losses)/releases	(45)	36

Operating (loss)/profit before tax	(50)	131
Tax (charge)/credit	(79)	74

(Loss)/profit for the period	(129)	205

Attributable to:
Ordinary shareholders	(96)	175
Paid-in equity holders	34	30
Non-controlling interests	(67)	-
	(129)	205

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit for the period	(129)	205
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(3)	-
Profit/(loss) on fair value of credit in financial liabilities designated at fair value through
profit or loss due to own credit risk	83	(39)
FVOCI financial assets	(176)	(5)
Tax	3	31
	(93)	(13)
Items that do qualify for reclassification
FVOCI financial assets	(18)	5
Cash flow hedges	154	53
Currency translation	258	84
Tax	(42)	(12)
	352	130
Other comprehensive income after tax	259	117
Total comprehensive income for the period	130	322

Attributable to:
Ordinary shareholders	149	291
Paid-in equity holders	34	30
Non-controlling interests	(53)	1
	130	322

Financial statements
Condensed consolidated balance sheet as at 30 June 2020 (unaudited)
	30 June	31 December
	2020	2019
	£m	£m

Assets
Cash and balances at central banks	17,566	12,729
Trading assets	71,958	76,540
Derivatives	182,297	148,696
Settlement balances	7,806	4,339
Loans to banks - amortised cost	974	1,088
Loans to customers - amortised cost	11,408	8,361
Amounts due from holding company and fellow subsidiaries	1,827	1,231
Other financial assets	12,550	12,305
Other assets	667	847
Total assets	307,053	266,136

Liabilities
Bank deposits	2,866	2,089
Customer deposits	5,537	3,703
Amounts due to holding company and fellow subsidiaries	8,957	8,300
Settlement balances	6,860	4,022
Trading liabilities	75,481	73,836
Derivatives	176,718	144,142
Other financial liabilities	19,046	18,445
Other liabilities	1,685	1,689
Total liabilities	297,150	256,226

Equity
Owners' equity	9,953	9,907
Non-controlling interests	(50)	3
Total equity	9,903	9,910
Total liabilities and equity	307,053	266,136

Financial statements
Condensed consolidated statement of changes in equity for the half year ended 30 June 2020 (unaudited)
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Called up share capital - at beginning and end of period	400	400
Share premium account - at beginning and end of period	1,759	1,759
Paid-in equity - at beginning and end of period	904	749
FVOCI reserve - at beginning of period	(134)	134
Unrealised (losses)/gains	(196)	4
Realised losses/(gains)	1	(166)
Tax	3	20
At end of period	(326)	(8)
Cash flow hedging reserve - at beginning of period	137	114
Amount recognised in equity	110	53
Amount transferred from equity to earnings	44	-
Tax	(45)	(11)
At end of period	246	156
Foreign exchange reserve - at beginning of period	77	230
Retranslation of net assets	284	55
Foreign currency (losses)/gains on hedges of net assets	(35)	28
Recycled to profit or loss on disposal of businesses	(5)	-
At end of period	321	313
Retained earnings - at beginning of period	6,764	5,701
Implementation of IFRS 16 on 1 January 2019	-	(6)
(Loss)/profit attributable to ordinary shareholders and other equity owners	(62)	205
Ordinary dividends paid	-	(500)
Paid-in equity dividends paid	(34)	(30)
Remeasurement of retirement benefit schemes
- gross	(3)	-
- tax	11	-
Realised gains in period on FVOCI equity shares	1	162
Changes in fair value of credit in financial liabilities designated as fair value through profit or loss
- gross	83	(39)
- tax	(8)	10
Share-based payments (1)	(85)	(217)
Capital contribution	22	-
Distribution	(40)	-
At end of period	6,649	5,286
Owners' equity at end of period	9,953	8,655
Non-controlling interests - at beginning of period	3	2
Currency translation adjustments and other movements	14	1
Loss attributable to non-controlling interests	(67)	-
At end of period	(50)	3
Total equity at end of period	9,903	8,658

Attributable to:
Ordinary shareholders	9,049	7,906
Paid-in equity holders	904	749
Non-controlling interests	(50)	3
	9,903	8,658

Note:
(1)	2019 includes adjustments to the allocation of deferred awards following the implementation of ring-fencing and the impact of vesting during the period.

Financial statements
Condensed consolidated cash flow statement for the half year ended 30 June 2020 (unaudited)
	Half year ended
	30 June	30 June
	2020	2019 (1)
	£m	£m

Operating activities
Operating (loss)/profit before tax from continuing operations	(50)	131
Adjustments for non-cash items	(236)	57
Net cash (outflow)/inflow from trading activities	(286)	188
Changes in operating assets and liabilities	1,414	5,030

Net cash flows from operating activities before tax	1,128	5,218
Income taxes paid	1	(7)
Net cash flows from operating activities	1,129	5,211
Net cash flows from investing activities	44	(863)
Net cash flows from financing activities	(201)	(355)
Effects of exchange rate changes on cash and cash equivalents	1,331	63

Net increase in cash and cash equivalents	2,303	4,056
Cash and cash equivalents at beginning of period	27,043	26,127

Cash and cash equivalents at end of period	29,346	30,183

Note:
(1)    2019 has been re-presented to align to the balance sheet classification. Furthermore, MREL  was previously presented in Operating activities and is now presented in Financing activities.

Notes
1. Basis of preparation
NWM Group's condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' as adopted in the EU. NWM Group's condensed consolidated financial statements should be read in conjunction with NWM Group's 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWM Group's forecasts, projections, the potential impact of Covid-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 June 2020 have been prepared on a going concern basis.

2. Accounting policies
NWM Group's principal accounting policies are as set out on pages 83 to 87 of NWM Plc's 2019 Annual Report and Accounts and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020
Amendments to IFRS 3 Business Combinations (IFRS3) - Changes to the definition of a Business
The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the accounts.

Definition of material - Amendments to IAS 1 - Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of 'material' and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NWM Group's definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR Reform) Phase I amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020. NWM Group early adopted these amendments for the annual period ending on 31 December 2019.

Phase II of the IASB's IBOR reform project addressing the wider accounting issues arising from the reform is currently in re-deliberation phase and is expected to be available as a final standard for early adoption for the period ending on 31 December 2020. NWM Group intends to early adopt the phase II standard. NWM Group's IBOR transition program remains on-track and key milestones have been met. NWM Group expect conversion from LIBOR to alternative risk-free rates (RFRs) to increase in H2 2020 as RFR based products become more widely available and key market-driven conversion events occur.

Amendment to IFRS effective 1 June 2020
Covid-19 amendments on lease modifications - Amendments to IFRS 16 - Leases (IFRS 16)
The IASB published 'amendments to IFRS 16 covering Covid-19-Related Rent Concessions'. These provide lessees with an exemption from assessing whether a Covid-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NWM Group's financial statements is immaterial and it will be adopted from 1 January 2021.

Notes
2. Accounting policies continued
Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group's financial condition are those relating to provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 87 of NWM Plc's 2019 Annual Report and Accounts. During H1 2020, estimation of uncertainty has been affected by the Covid-19 pandemic. Several regulators and standard setters including IASB and the PRA issued guidance on how to consider the provisions of IFRS 9 ECL in the context of the Covid-19 pandemic. Management's consideration of this source of uncertainty is outlined in the relevant sections of this Interim Management Statement (as applicable), including the ECL estimate for the period in the Capital and Risk Management section.

Information used for significant estimates
The Covid-19 pandemic has continued to cause significant economic and social disruption during the period ended 30 June 2020. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios. Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Refer to further information under 'The impact of Covid-19' section in this announcement. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in the judgements and assumptions could result in a material adjustment to key estimates in the next reporting periods, and this has been considered in the risk factors on pages 48 and 49.

3. Operating expenses
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m

Salaries and other	(257)	(223)
Temporary and contract costs	(12)	(19)
Social security costs	(31)	(30)
Variable compensation	(58)	(68)
Pension costs	(19)	(23)
Staff costs	(377)	(363)

Premises and equipment	(75)	(54)
Depreciation and amortisation	(14)	(6)
Other administrative expenses (1,2)	(348)	12
	(814)	(411)

Notes:
(1)	Includes recharges from other NatWest Group entities, mainly NatWest Bank Plc which provides the majority of shared services (including technology) and operational processes.
(2)	Includes litigation and other regulatory costs. Further details provided in Note 12.

Notes
4. Segmental analysis
The business is organised into the following reportable segments:
●	NatWest Markets; and

●
Central items & other, which comprises corporate functions and other activity not managed in the NatWest Markets segment during the period. In H1 2020 this is substantially comprised of litigation and conduct costs. In H1 2019 this was primarily comprised of certain one-off cost recoveries.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by main income statement captions.

	Net	Net fees	Other non-			Impairment
	interest	and	interest	Total	Operating	releases/	Operating
	income (1)	commissions	income	income	expenses	(losses)	(loss)/profit
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	(39)	75	773	809	(717)	(40)	52
Central items & other	-	-	-	-	(97)	(5)	(102)
Total	(39)	75	773	809	(814)	(45)	(50)

Half year ended 30 June 2019
NatWest Markets	(116)	(7)	580	457	(589)	34	(98)
Central items & other	9	3	37	49	178	2	229
Total	(107)	(4)	617	506	(411)	36	131

Note:
(1)
Includes interest payable of £315 million and interest receivable of £276 million (H1 2019 - £385 million and £278 million respectively). Within the NatWest Markets segment, net interest income comprises interest receivable on external lending activities, offset by net interest payable on external funding activity managed by NatWest Markets Treasury and inter-segmental charges.

Notes
4. Segmental analysis continued
			Half year ended
	30 June 2020			30 June 2019
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
NatWest Markets	1,326	-	1,326	1,049	433	1,482
Central items & other	-	-	-	27	(433)	(406)

Total	1,326	-	1,326	1,076	-	1,076

Analysis of net fees and commissions
		Central
	NatWest	items
	Markets	& other	Total
Half year ended 30 June 2020	£m	£m	£m
Fees and commissions receivable
- Underwriting fees	124	-	124
- Brokerage	61	-	61
- Lending (credit facilities)	44	-	44
- Other	48	-	48
Total	277	-	277

Fees and commissions payable	(202)	-	(202)

Net fees and commissions	75	-	75

Half year ended 30 June 2019
Fees and commissions receivable
- Underwriting fees	94	-	94
- Brokerage	41	-	41
- Lending (credit facilities)	36	-	36
- Other	7	3	10
Total	178	3	181

Fees and commissions payable	(185)	-	(185)

Net fees and commissions	(7)	3	(4)

Total assets and liabilities
	30 June 2020		31 December 2019
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
NatWest Markets	307,053	297,122	266,136	256,210
Central items & other	-	28	-	16
Total	307,053	297,150	266,136	256,226

Notes
5. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 19% (2019 - 19%) as analysed below:
	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit before tax	(50)	131
Expected tax credit/(charge)	10	(25)
Losses and temporary differences in period where no deferred tax asset recognised	(8)	(2)
Foreign profits taxed at other rates	(11)	(4)
UK tax rate change impact	(23)	-
Items not allowed for tax:
- losses on disposals and write-downs	(1)	(6)
- UK bank levy	(2)	2
- regulatory and legal actions	(19)	3
- other disallowable items	(7)	(16)
Non-taxable items	-	46
Taxable foreign exchange movements	(1)
Losses brought forward and utilised	20	1
Decrease in the carrying value of deferred tax assets in respect of UK losses	(16)	-
Banking surcharge	(2)	7
Tax on paid-in equity	8	7
Adjustments in respect of prior periods	(27)	61

Actual tax (charge)/credit	(79)	74

At 30 June 2020, NWM Group has recognised a deferred tax liability of £483 million (31 December 2019 - £501 million). These amounts include a deferred tax asset recognised in respect of UK trading losses of £68 million (31 December 2019 - £75 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. NWM Group has considered the carrying value of this asset as at 30 June 2020 and concluded that it is supported by way of future reversing temporary timing differences on which deferred tax liabilities are recognised at 30 June 2020.

6. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2020	2019
Assets	£m	£m
Loans
Reverse repos	18,909	24,095
Collateral given	25,018	20,467
Other loans	2,697	1,854
Total loans	46,624	46,416
Securities
Central and local government
- UK	4,515	4,897
- US	4,570	5,458
- other	12,081	14,902
Financial institutions and corporate	4,168	4,867
Total securities	25,334	30,124
Total	71,958	76,540

Liabilities
Deposits
Repos	23,767	27,885
Collateral received	27,095	21,506
Other deposits	2,077	1,496
Total deposits	52,939	50,887
Debt securities in issue	2,084	1,762
Short positions	20,458	21,187
Total	75,481	73,836

Notes
7. Financial instruments
Financial instruments: classification
The following tables analyse NWM Group's financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.
			Amortised	Other
	MFVTPL (1)	FVOCI (2)	cost	assets	Total
Assets	£m	£m	£m	£m	£m

Cash and balances at central banks			17,566		17,566
Trading assets	71,958				71,958
Derivatives (3)	182,297				182,297
Settlement balances			7,806		7,806
Loans to banks - amortised cost (4)			974		974
Loans to customers - amortised cost (5)			11,408		11,408
Amounts due from holding company and fellow subsidiaries	1,096	-	679	52	1,827
Other financial assets	335	8,128	4,087		12,550
Other assets				667	667
30 June 2020	255,686	8,128	42,520	719	307,053

Cash and balances at central banks			12,729		12,729
Trading assets	76,540				76,540
Derivatives (3)	148,696				148,696
Settlement balances			4,339		4,339
Loans to banks - amortised cost (4)			1,088		1,088
Loans to customers - amortised cost (5)			8,361		8,361
Amounts due from holding company and fellow subsidiaries	438	-	753	40	1,231
Other financial assets	392	7,929	3,984		12,305
Other assets				847	847
31 December 2019	226,066	7,929	31,254	887	266,136

	Held-for-		Amortised	Other
	trading	DFV (6)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Bank deposits			2,866		2,866
Customer deposits			5,537		5,537
Amounts due to holding company and fellow subsidiaries	521	-	8,288	148	8,957
Settlement balances			6,860		6,860
Trading liabilities	75,481				75,481
Derivatives (7)	176,718				176,718
Other financial liabilities		2,853	16,193		19,046
Other liabilities (8)			97	1,588	1,685
30 June 2020	252,720	2,853	39,841	1,736	297,150

Bank deposits			2,089		2,089
Customer deposits			3,703		3,703
Amounts due to holding company and fellow subsidiaries	491	-	7,641	168	8,300
Settlement balances			4,022		4,022
Trading liabilities	73,836				73,836
Derivatives (7)	144,142				144,142
Other financial liabilities		2,980	15,465		18,445
Other liabilities (8)			100	1,589	1,689
31 December 2019	218,469	2,980	33,020	1,757	256,226

Notes:
(1)	Mandatory fair value through profit or loss.
(2)	Fair value through other comprehensive income
(3)	Includes net hedging derivatives of £331 million (31 December 2019 - £179 million).
(4)	Includes items in the course of collection from other banks of £14 million (31 December 2019 - £11 million).
(5)	Includes finance lease receivables.
(6)	Designated as at fair value through profit or loss.
(7)	Includes net hedging derivatives of £17 million (31 December 2019 - £1 million).
(8)	Includes lease liabilities of £91 million (31 December 2019 - £97 million).

Notes
7. Financial instruments continued
The above includes amounts due from/to the holding company and fellow subsidiaries, as follows:

	30 June 2020			31 December 2019
	Holding	Fellow		Holding	Fellow
	company	subsidiaries	Total	company	subsidiaries	Total
	£m	£m	£m	£m	£m	£m

Assets
Loans to banks and customers	917	858	1,775	423	754	1,177
Settlement balances	-	-	-	-	14	14
Other assets	-	52	52	-	40	40
Total inter-group assets	917	910	1,827	423	808	1,231

Not included above:
Derivatives	684	708	1,392	421	594	1,015

Liabilities
Bank and customer deposits	-	1,061	1,061	-	989	989
CRR-compliant internal MREL	5,566	-	5,566	5,120	-	5,120
Settlement balances	-	-	-	-	3	3
Other financial liabilities - Subordinated liabilities	2,182	-	2,182	2,020	-	2,020
Other liabilities	-	148	148	-	168	168
Total inter-group liabilities	7,748	1,209	8,957	7,140	1,160	8,300

Not included above:
Derivatives	1,433	509	1,942	712	337	1,049

NWM Group's financial assets and liabilities include:
	30 June	31 December
	2020	2019
	£m	£m
Reverse repos
Trading assets	18,909	24,095
Loans to bank - amortised cost	3	2
Loans to customers - amortised cost	638	12

Repos
Bank deposits	393	380
Trading liabilities	23,767	27,885

Notes
7. Financial instruments continued
Financial instruments: valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NWM Group's 2019 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2020 are consistent with those described in Note 12 to NWM Group's 2019 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on NWM Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3, level 3 movements and related level 3 sensitivities.

	30 June 2020			31 December 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets	£m	£m	£m	£m	£m	£m

Trading assets
Loans	-	46,202	422	-	45,967	449
Securities	17,983	7,185	166	20,865	8,704	555
Derivatives	-	180,755	1,542	-	147,285	1,411
Amount due from holding company and fellow subsidiaries	-	1,096	-	-	438	-
Other financial assets
Loans	-	22	230	-	18	58
Securities	6,321	1,862	28	6,428	1,787	30
Total financial assets held at fair value	24,304	237,122	2,388	27,293	204,199	2,503

Liabilities

Amount due to holding company and fellow subsidiaries	-	521	-	-	491	-
Trading liabilities
Deposits	-	52,910	29	-	50,831	56
Debt securities in issue	-	2,069	15	-	1,703	59
Short positions	15,365	5,093	-	15,565	5,622	-
Derivatives	-	175,678	1,040	-	143,009	1,133
Other financial liabilities
Deposits	-	350	-	-	-	-
Debt securities in issue	-	1,769	-	-	2,115	141
Subordinated liabilities	-	734	-	-	724	-
Total financial liabilities held at fair value	15,365	239,124	1,084	15,565	204,495	1,389

Notes:
(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes
7. Financial instruments continued
Financial instruments: movement in level 3 portfolios

	Half year ended 30 June 2020				Half year ended 30 June 2019
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,415	88	2,503	1,389	2,723	531	3,254	2,051
Amount recorded in the income statement (3)	358	2	360	104	(85)	6	(79)	225
Amount recorded in the statement of			-
comprehensive income	-	(1)	(1)	-	-	33	33	-
Level 3 transfers in	133	161	294	6	156	2	158	56
Level 3 transfers out	(101)	(3)	(104)	(337)	(476)	(133)	(609)	(239)
Issuances	-	-	-	-	-	-	-	23
Purchases	366	5	371	100	368	-	368	272
Settlements	(113)	-	(113)	(14)	(88)	(6)	(94)	(142)
Sales	(933)	-	(933)	(167)	(263)	(157)	(420)	(428)
Foreign exchange and other adjustments	5	6	11	3	(1)	(2)	(3)	-
At 30 June	2,130	258	2,388	1,084	2,334	274	2,608	1,818

Amounts recorded in the income statement in
respect of balances held at period end
- unrealised	358	2	360	104	(85)	6	(79)	225

Notes:
(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(3)
Net gains on trading assets and liabilities of £254 million (30 June 2019 - £320 million losses) were recorded in income from trading activities. Net gains on other instruments of £2 million (30 June 2019 - £16 million) were recorded in other operating income and interest income as appropriate.

Financial instruments: carried at fair value - valuation sensitivity

	30 June 2020			31 December 2019
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
Assets	£m	£m	£m	£m	£m	£m

Trading assets
Loans	422	10	(10)	449	10	(10)
Securities	166	10	-	555	-	-
Derivatives
Interest rate	1,115	120	(120)	1,015	160	(160)
Foreign exchange	82	10	(10)	98	10	(10)
Other	345	50	(50)	298	80	(60)
Other financial assets
Loans	230	10	(10)	58	-	-
Securities	28	-	-	30	-	-
Total financial assets held at fair value	2,388	210	(200)	2,503	260	(240)

Liabilities

Trading liabilities
Deposits	29	-	-	56	-	-
Debt securities in issue	15	-	(20)	59	-	-
Derivatives
Interest rate	529	70	(60)	630	70	(70)
Foreign exchange	240	-	-	222	10	(10)
Other	271	20	(20)	281	20	(20)
Other financial liabilities - debt securities in issue	-	-	-	141	10	(10)
Total financial liabilities held at fair value	1,084	90	(100)	1,389	110	(110)

Notes
7. Financial instruments continued
Valuation reserves
Valuation reserves at 30 June 2020 are set out below. For further information refer to the descriptions of valuation adjustments within 'Financial instruments - valuation' on page 110 of NWM Group's 2019 Annual Report and Accounts.

	30 June	31 December
	2020	2019
	£m	£m
Funding - FVA	162	193
Credit - CVA	442	384
Bid - Offer	128	138
Product and deal specific	180	238
	912	953

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 2	Level 3
30 June 2020	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	17.6
Settlement balances	7.8
Loans to banks		1.0	1.0	0.2	0.8
Loans to customers		11.4	11.3	0.9	10.4
Amounts due from holding company and fellow subsidiaries	-	0.7	0.7	-	0.7
Other financial assets - Securities		4.1	4.1	1.3	2.8
Financial liabilities
Bank deposits		2.9	2.8	-	2.8
Customer deposits	2.2	3.3	3.4	-	3.4
Amounts due to holding company and fellow subsidiaries	0.1	8.2	8.3	7.8	0.5
Settlement balances	6.9
Other financial liabilities
Debt securities in issue		15.8	15.9	14.1	1.8
Subordinated liabilities		0.4	0.5	0.5	-

31 December 2019
Financial assets
Cash and balances at central banks	12.7
Settlement balances	4.3
Loans to banks		1.1	1.1	0.2	0.9
Loans to customers		8.4	8.1	0.3	7.8
Amounts due from holding company and fellow subsidiaries	0.2	0.6	0.6	-	0.6
Other financial assets - Securities		4.0	4.0	1.5	2.5
Financial liabilities
Bank deposits		2.1	2.1	-	2.1
Customer deposits	0.9	2.8	2.8	-	2.8
Amounts due to holding company and fellow subsidiaries	0.1	7.5	7.7	7.3	0.4
Settlement balances	4.0
Other financial liabilities
Debt securities in issue		15.1	15.1	12.6	2.5
Subordinated liabilities		0.4	0.4	0.4	-

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
8. Provisions for liabilities and charges

	Litigation
	and other
	regulatory	Other (1)	Total
	£m	£m	£m
At 1 January 2020	325	180	505
Currency translation and other movements	12	11	23
Charge to income statement	98	54	152
Release to income statement	(6)	(23)	(29)
Provisions utilised	(10)	(24)	(34)
At 30 June 2020	419	198	617

Note:
(1)	Materially comprises provisions relating to property closures and restructuring costs.

There are uncertainties as to the eventual cost of redress in relation to certain provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

9. Dividends
No ordinary dividend was paid for the period ended 30 June 2020 (H1 2019 - £500 million).

Notes
10. Loan impairment provision
Portfolio summary
The table below shows gross loans and ECL, by segment and stage, within the scope of ECL framework.

	30 June	31 December
	2020	2019
	£m	£m
Loans - amortised cost and fair value through other comprehensive income
Stage 1	10,190	9,260
Stage 2	2,381	180
Stage 3	178	169
Of which: individual	172	158
Of which: collective	6	11
Inter-Group (1)	682	738
Total	13,431	10,347
ECL provisions (2)
Stage 1	18	10
Stage 2	53	4
Stage 3	136	132
Of which: individual	131	123
Of which: collective	5	9
Inter-Group	2	-
Total	209	146
ECL provisions coverage (3,4)
Stage 1 (%)	0.18	0.11
Stage 2 (%)	2.23	2.22
Stage 3 (%)	76.4	78.11
Total	1.56	1.52

	30 June	30 June
	2020	2019
	£m	£m
Impairment losses
ECL charge (5)
Stage 1	14	(2)
Stage 2	43	(1)
Stage 3	(13)	(32)
Of which: individual	(4)	(29)
Of which: collective	(9)	(3)
Third party	44	(35)
Inter-Group	2	(1)
ECL loss rate - annualised (basis points) (4)	69.03	(72.45)
Amounts written off	4	11

Notes:
(1)   NWM Group's intercompany assets were classified in Stage 1. The ECL attached to these loans was £2.1 million (31 December 2019 - £0.3 million).
(2)   Includes £2 million (31 December 2019 - £1 million) related to assets classified as FVOCI.
(3)   ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost.
(4)   ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively.
(5)   Includes a £1 million charge (30 June 2019 - nil) related to other financial assets, of which nil (30 June 2019 - £1 million release) related to assets classified as FVOCI, offset by other charges; and a £1 million release (30 June 2019 - nil) related to contingent liabilities.
(6)   The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 34 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £17.6 billion and debt securities of £11.3 billion (31 December 2019 - £12.7 billion and £11.1 billion respectively).
(7)   Following the implementation of ring-fencing requirements there is no longer any exposure in NWM Plc which sits outside of the NatWest Markets franchise.

Notes
11. Contingent liabilities, commitments and guarantees

	30 June	31 December
	2020	2019
	£m	£m
Guarantees	712	972
Other contingent liabilities	159	155
Standby facilities, credit lines and other commitments	16,379	15,805
Contingent liabilities and commitments	17,250	16,932

Contingent liabilities arise in the normal course of NWM Group's business; credit exposure is subject to NWM Plc's normal controls. The amounts shown do not, and are not intended to, provide any indication of NWM Group's expectation of future losses.

Risk sharing arrangements
NWM Plc and NWM N.V. have limited risk-sharing arrangements in place that facilitate the smooth provision of services to NatWest Markets' customers. The arrangements include:
●
The provision of a funded guarantee of up to £3.0 billion by NWM Plc to NWM N.V. that limits NWM N.V.'s exposure to large individual customer credits to 10% of NWM N.V.'s capital. Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount. At 30 June 2020 the deposits amounted to £0.8 billion and the guarantee fees in the period were £3.2 million.

●
The provision of a funded and an unfunded guarantee by NWM Plc in respect of NWM N.V.'s legacy portfolio. At 30 June 2020 the exposure at default covered by the guarantees was approximately £0.4 billion of which £0.1 billion was funded. The guarantee fees in the period were £4.3 million.

Indemnity deed
In April 2019, NWM Plc and National Westminster Bank Plc entered into a cross indemnity agreement for losses incurred within the entities in relation to business transferred to or from the ring-fenced bank under the NatWest Group's structural re-organisation. Under the agreement, NWM Plc is indemnified by National Westminster Bank Plc against losses relating to the NatWest Bank transferring businesses and ring-fenced bank obligations and National Westminster Bank Plc is indemnified by NWM Plc against losses relating to the NWM Plc transferring businesses and non ring-fenced bank obligations with effect from the relevant transfer date.

Notes
12. Litigation, investigations and reviews
NWM Plc and its subsidiary and associated undertakings (NWM Group) are party to legal proceedings and the subject of investigation and other regulatory and governmental action ('Matters') in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NWM Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NWM Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NWM Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NWM Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NWM Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NWM Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NWM Group's litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 155 of NWM Group's 2019 Annual Report & Accounts.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Markets Securities Inc. (NWMSI) and certain affiliates continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NWM Group companies consist of cases filed by the Federal Home Loan Bank of Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NWM Group, including NatWest Group plc (formerly The Royal Bank of Scotland Group plc), are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that the NWM Group defendants and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes
12. Litigation, investigations and reviews continued
Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Group defendants with respect to certain claims. As a result of that decision, all NWM Group defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NWM Group defendants. The dismissal of NWM Group defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NWM Group defendants finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NWM Plc, NatWest Group plc and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions against NWM Group defendants relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs' antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation. The Commodity Exchange Act claims are now the subject of a further motion to dismiss on the ground that they are impermissibly extraterritorial. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing.  However, the United States Court of Appeals reinstated the claims on 1 April 2020, and the case has returned to the SDNY for further litigation.

In addition to the above, five other class action complaints were filed against NWM Group defendants in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY dismissed, for various reasons, the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate on 26 July 2019, the case relating to Pound Sterling LIBOR on 16 August 2019, and the case relating to Swiss Franc LIBOR on 16 September 2019. Plaintiffs are appealing each of these four dismissals to the United States Court of Appeals for the Second Circuit. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY on 13 February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service, which was granted on 28 July 2020. That decision may be appealed, and the claimants may seek to re-raise the claims in the future, in which case NWM Plc may seek to file other potentially dispositive motions.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include NatWest Group plc, NWM Plc, NWMSI and NatWest Bank Plc. The defendants made a motion to dismiss this case, which was granted by the court on 26 March 2020. Plaintiffs' appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit.

FX antitrust litigation
NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. In November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery. In December 2018, some of the same claimants, as well as others, filed proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was served in April 2019.

Notes
12. Litigation, investigations and reviews continued
Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of 'consumers and end-user businesses,' which is proceeding against NWM Plc and others in discovery and the class certification phase. Second, there is a class action on behalf of 'indirect purchasers' of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). Parties in the second class action executed a settlement agreement in May 2020. NWM Plc has paid the settlement (which was covered by an existing provision) into escrow pending court approval of the settlement.

In May 2019, a class action was filed in the Federal Court of Australia against NWM Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5 million. NatWest Group plc has been named in the action as a 'cartel party', but is not a defendant. The claim was served in June 2019.

On 29 July and 11 December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing has been scheduled for March 2021 to determine class certification and which of the two opt-out applications should be permitted to represent the class.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names NatWest Group plc as the defendant, was served on NatWest Group plc on 26 May 2020. NatWest Group plc intends to file a motion for cancellation of service.

Certain other foreign exchange transaction related claims have been or may be threatened. NWM Group cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants' motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI on 23 July 2020, subject to plaintiffs attempting to remedy the pleading deficiencies identified by the court through an amended complaint.

Swaps antitrust litigation
NWM Plc, NWMSI and NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs' motion for class certification remains pending.

In addition, in June 2017, TeraExchange filed a complaint against NWM Plc, NWMSI and NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NWM Plc, NWMSI and NatWest Group plc.

Notes
12. Litigation, investigations and reviews continued
Odd lot corporate bond trading antitrust litigation
NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The schedule in the case contemplates that defendants will make a motion to dismiss the complaint in this matter in September 2020.

Madoff
NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. On 31 March 2020, the bankruptcy court denied the trustee's request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court's decision. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. In February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court's decision and the case is now returning to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation
NWM Plc continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products.

Separately, NWM Plc is defending claims filed in France by three French local authorities relating to structured interest rate swaps. NWM N.V. was named as a co-defendant in two of the three claims, and has now been dismissed from one of them. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the three claims, one is being appealed to the Supreme Court, one has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect, and judgment in the third was granted from the lower court in favour of NWM Plc on 2 July 2020.

EUA trading litigation
HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by a joint venture subsidiary in 2009. NatWest Group plc has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the 'Tax Dispute'). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued on 10 March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009, with damages, interest and costs still to be determined by the court. NWM Plc is appealing the judgment.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

Notes
12. Litigation, investigations and reviews continued
The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 16 September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds. The dismissal is subject to appeal by the plaintiffs. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation
NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
NWM Group's financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NWM Group companies have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition / anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

NWM Group companies have been providing, and continue to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM Group, remediation of systems and controls, public or private censure, restriction of NWM Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWM Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NWM Group is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities
In the US, NWM Group companies, including NWMSI, and its affiliates, have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and NWM Group is aware that at least one such investigation is ongoing.

In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA's reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

Notes
12. Litigation, investigations and reviews continued
The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and DoJ concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 155 of NWM Group's 2019 Annual Report & Accounts.

Foreign exchange related investigations
In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). The settlement included a cease and desist order, which was terminated by the Federal Reserve with effect from 12 February 2020. In May and June 2019, NatWest Group plc and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. The FCA provided its written findings to NatWest Group in June 2019, and NatWest Group responded on 8 August 2019. On 28 August 2019, the FCA instructed NatWest Group to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person's review, which is ongoing.

13. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NWM Group. NWM Group enters into transactions with many of these bodies such as the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

14. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2020 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

15. Date of approval
This announcement was approved by the Board of Directors on 30 July 2020.

NWM Summary Risk Factors
Summary of principal risks and uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NWM Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 143 to 156 of NWM plc's 2019 Annual Report and Accounts, on pages 12 to 38 of NWM Group's Registration Document (as approved by the Financial Conduct Authority on 13 May 2020) and pages 13 to 14 of its Q1 2020 IMS which should be read together with NWM Group's other public disclosures.  Any of the risks identified may have a material adverse effect on NWM Group's business, operations, financial condition or prospects.

Economic and political risk
●  The direct and indirect effects of the Covid-19 pandemic are having an adverse impact on NWM Group's business, results of operations and outlook, which is likely to be material if conditions worsen or are prolonged, and may affect its strategy, its ability to meet its targets and achieve its strategic objectives.
●  NWM Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets, including in respect of various forms of governmental, legal or regulatory financial assistance and/or stimulus designed to support an economic recovery (for example, temporary insolvency relief for distressed borrowers).  There is also uncertainty as to whether the mandated governmental schemes (for example, CCFF) announced earlier this year may be extended, discontinued or changed.  Any of the above may have a negative impact on the economy and on NWM Group.
●  Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to adversely affect NWM Group's operating environment.
●  NWM Group expects to face significant risks in connection with climate change and the transition to a low carbon economy.
●  Changes in interest rates have affected and will continue to affect NWM Group's business and results.  Further decreases in interest rates and/or continued sustained low or negative interest rates could adversely affect NWM Group's business, results of operations and outlook.
●  Changes in foreign currency exchange rates may affect NWM Group's business, results of operations and outlook.
●  HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM Group is controlled by NatWest Group plc.

Strategic risk
●  NatWest Group has announced a new strategy that will require changes in NWM Group's business, including reductions in capital allocated to NWM Group, its cost base and complexity.  As a result of the direct and indirect effects of the Covid-19 pandemic, achieving these reductions in NWM Group's business in the current environment may be more challenging and such reductions may not be achieved in a timely manner or at all, which may require management actions by NatWest Group or NWM Group.  This entails material execution, commercial and operational risks for NWM Group.
●  NWM Group may not be able to successfully implement the NWM Refocusing and it may not achieve its targets and NWM Group may not ultimately result in a viable, competitive business.
●  NatWest Group has announced a new Purpose-led Strategy which will further influence the NWM Refocusing and the go-forward strategy of NWM Group.
●  NatWest Group's Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of NatWest Group (including NWM Group) over the next ten years.

Financial resilience risk
●  NWM Group may not meet the targets it communicates to the market, generate returns or implement its strategy effectively, including as a result of the direct and indirect effects of the Covid-19 pandemic.
●  NWM Group has recently undergone significant structural change, as a result of the implementation of the UK ring-fencing regime, and the acquisition of NatWest Markets N.V.
●  NWM Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the subscription to its internal MREL.  The inability to do so may adversely affect NWM Group.
●  NWM Plc and/or its regulated subsidiaries may not meet the prudential regulatory requirements for capital and MREL.
●  NWM Plc may not be able to adequately access sources of liquidity and funding and NWM Group may be required to adapt its funding plan.
●  NWM Plc and/or its regulated subsidiaries may not manage their capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.

NWM Summary Risk Factors
Financial resilience risk continued
●  Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for NWM Group, reduce NWM Group's liquidity position and increase the cost of funding.
●  NWM Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●  NWM Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.
●  NWM Group has significant exposure to counterparty and borrower risk, which has increased materially particularly as a result of the direct and indirect effects of the Covid-19 pandemic on borrower counterparties and other borrowers.
●  NWM Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●  NWM Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
●  Changes in accounting standards may materially impact NWM Group's financial results.
●  NatWest Group (including NWM Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of NWM Group entities' Eligible Liabilities.
●  NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group's preparations to be inadequate.

Operational and IT resilience risk
●  NWM Group is subject to increasingly sophisticated and frequent cyberattacks, which could adversely affect NWM Group.
●  NWM Group's operations and strategy are highly dependent on the effective use and accuracy of data to support and improve its operations and deliver its strategy.
●  Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM Group's businesses and have been heightened as a result of the Covid-19 pandemic.
●  NWM Group's operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NWM Group.
●  NWM Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.  The inability to do so could affect NWM Group's reputation, business, results of operations and outlook.
●  Due to the fact that most of NWM Group's employees are currently working remotely as a result of the Covid-19 pandemic, there is increased exposure to conduct, operational and other risks which may place additional pressure on NWM Group's ability to maintain effective internal controls and governance frameworks. A failure in NWM Group's risk management framework could adversely affect NWM Group, including its ability to achieve its strategic objectives.
●  NWM Group's operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
●  NWM Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM Group.
●  NWM Group is subject to a number of litigation matters, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM Group.
●  NWM Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
●  Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NWM Group.

Independent review report to NatWest Markets plc

We have been engaged by NatWest Markets plc ("the Company") to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2020 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement,  related Notes 1 to 15, and the Capital and risk management disclosures on pages 9 to 24 for those identified as within the scope of our review  (together "the condensed consolidated financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2020 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
30 July 2020

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Frank Dangeard Chairman	Robert Begbie Chief Executive Officer	David King Chief Financial Officer

30 July 2020

Board of directors

Chairman	Executive directors	Non-executive directors
Frank Dangeard	Robert Begbie David King	Vivek Ahuja Brendan Nelson Tamsin Rowe Sarah Wilkinson

Presentation of information
NatWest Markets Plc ('NWM Plc') is a wholly-owned subsidiary of NatWest Group plc or 'the ultimate holding company'. The NatWest Markets Group ('NWM Group') comprises NWM Plc and its subsidiary and associated undertakings.

NatWest Group plc was renamed from The Royal Bank of Scotland Group plc on 22 July 2020. The term 'NatWest Group' comprises NatWest Group plc and its subsidiary and associated undertakings.

NWM Plc publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Western European corporate portfolio
In order to best serve its customers in an efficient manner and in light of Brexit planning, and consistent with its strategy, NWM Group expects that NatWest Group's Western European corporate portfolio, principally including term funding and revolving credit facilities, may remain in NatWest Bank Plc and not be transferred to NWM Group. Some or all of the portfolio already held in NWM Group may be transferred to NatWest Bank Plc.  The timing and quantum of such transfers is uncertain.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the NatWest Group's H1 2020 interim results and the NatWest Markets Group's results presented in this document, with differences primarily as follows:
●       NatWest Markets Group's results include its part of the Central items & other segment.
●       NatWest Group's H1 2020 results reports the NatWest Markets segment excluding Central items & other.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2020 comprise the following sections of this document:
●
Statutory results on pages 25 to 47 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 15.

●
Capital and risk management section on pages 9 to 24 as indicated within the scope of the independent review. Refer to the Independent review report to NatWest Markets Plc on page 50 for further information.

Non-IFRS financial measures
As described in Note 1 on page 29, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●     Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on page 5. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●     Funded assets defined as total assets less derivative assets.
●     Management view of income by business, including separate itemisation of own credit adjustments, asset disposals/strategic risk reduction and income excluding asset disposals and own credit adjustments. Asset disposals/strategic risk reduction includes the costs of exiting positions and the impact of risk reduction transactions entered into as part of the optimisation of the entity's capital usage, following the strategic announcements of 14 February 2020. Own credit adjustments are applied to positions where it is believed that the counterparties would consider NWM Group's creditworthiness when pricing trades. The fair value of certain issued debt securities, including structured notes, is adjusted to reflect the changes in own credit spreads and the resulting gain or loss recognised in income.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Amanda Hausler	NatWest Markets Plc Investor Relations	+44 (0) 20 7085 6448

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NWM Plc's regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NWM Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NWM Group's actual results are discussed in NWM Plc's 2019 Annual Report and Accounts (ARA), NWM plc's 2020 Registration Document, NWM plc's Interim Results for Q1 2020 and NWM plc's Interim Results for H1 2020 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Supplementary Registration Document and Supplementary Prospectus

Each of the following supplementary registration document and supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 31 July 2020.

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme and (iii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 31 July 2020.

To view the full document, please paste the following relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8227U_1-2020-7-31.pdf

http://www.rns-pdf.londonstockexchange.com/rns/8227U_2-2020-7-31.pdf

A copy of each of the above supplementary registration document and supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Amanda Hausler
Head of NatWest Markets Investor Relations
Tel: +44 (0) 207 085 6448

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document or the supplementary prospectus (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2020

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary